SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 31, 2009

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 11, 2010 By: __________________________________

Name: Andrés Cordero

Title: General Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008

INDEX

Annual Report

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Exhibits A, D, E, F, G and H

Balance Sheets

Statements of Income

Statements of Changes in Shareholders' Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

ANNUAL REPORT

To the Shareholders:

Pursuant to applicable legal provisions and to the Company's bylaws, we submit for your consideration the documentation related to the Company's financial statements for the eighteenth fiscal year, ended on December 31, 2009.

  MACROECONOMIC CONTEXT

  During 2009 the international financial crisis impacted on the domestic economy, which was also affected by legislative elections and by the drought that hit agricultural fields.

  In March 2009, the main world stock markets reached minimum values similar to those of 1997 causing a flight of capital to risk-free assets such as the U.S. Treasuries.

  When the world's most important economies agreed to policies to emerge from recession, they endorse packages of fiscal and monetary stimulus to the real economy and to assist the U.S. banking system and Europe; this allowed them to increase the needed liquidity. Next, it was decided to capitalize international loan agencies (IMF, WB, IDB) and to design flexible credit lines to give financial aid to emerging countries that, by the illiquidity in global credit markets found it difficult to access financing.

  These stimuli to the economy implemented in most developed countries, slowed the deterioration of economic indicators in the United States and in Europe, and allowed them to show a rebound in activity level of the second half of the year. This made the countries of the region to gradually regain their levels of production and consumption, and to improve the economic outlook for 2010.

  In our country, after the strong deterioration of the first half of the year, the partial recovery of some variables during the second half allowed that the GDP reaches similar levels compared to previous years.

  Exports fell during the first months, stagnated towards midyear and finally 2009 ended with a 20% decrease, while imports fell at an annual rate of 32%.

  As regards inflation, consumer price index given by the INDEC, had a year-on-year 7.7% variation at the closing of 2009. However, inflation rate is deemed higher than INDEC rate by certain consultants.

  Despite the reduction in the fiscal surplus and the almost total absence of access to capital markets, the National Government managed to meet its public debt maturities. Additionally, by year-end, the Government decided to face the reopening of the swap of public debt in default with creditors that did not accept the offer made back in 2005. This decision could indicate the authorities' intention to normalize their relationship with the international financial community.

  Although 2009 ends with better prospects, the challenges for 2010 are very important and consist in consolidating economic recovery by means of higher exports and investment, in having access to genuine financing , and even slowly going back to international debt markets, rebalancing at the same time fiscal accounts and avoiding the consolidation of inflationary pressures.

  On the other hand, on respect of the energetic situation, went by 2009 without a long-term proposal to solve the offer shortage.

  COMPANY PROFILE

MetroGAS S.A ("MetroGAS or "the Company") is the largest gas distribution company in Argentina in terms of number of customers and of delivered gas volumes. MetroGAS distributes approximately 22% (*) of the total natural gas supplied by the nine distribution companies licensed after the privatization of Gas del Estado in late 1992, and currently has over 2 million customers in its service area (Buenos Aires City and eleven municipalities in the south of Greater Buenos Aires), a densely populated area including major power plants and other industrial and commercial users.

During 2005, due to new rules, (see Note 8.4 to individual accounting statements), MetroGAS' Board decided to constitute MetroENERGIA S.A ("MetroENERGIA"); MetroGAS holds 95% of this corporation's share capital and its social objective is to act as a natural gas trading company and / or a gas transporting company on its own behalf, on third parties behalf or associated to third parties.

Since 1993 natural gas consumption in Argentina increased by approximately 75%. In that year consumption was approximately 21,828 MMm3 (million of cubic meters) and it increased to 38,239 MMm3 in 2009 (*). This increase is due to energy substitution by end users, low relative prices compared to other energy sources, an increased capacity of major gas pipelines and the expansion of distribution networks.

Argentina's proven gas reserves amount to 398,529 MMm3 (**), with an 8-year supply guarantee. There are 19 known sedimentary basins in the country, 10 of which are on-shore, 3 are off-shore and 6 are both on and off-shore. Production is concentrated in 5 basins: the Northwest basin; the Neuquén and Cuyo basins in central Argentina; Gulf of San Jorge and Austral basins in the south of the country. In 2009, the estimated annual production of natural gas reached 48,418 MMm3 (***) mainly coming from the Neuquén basin. Approximately 61% of all gas purchased by MetroGAS during 2009 came from the Neuquén basin and the remaining 39% from the Austral and Gulf of San Jorge basins.

(*) According to the latest available information provided by the National Gas Regulatory Authority ("ENARGAS") - December 2009.

(**) According to the latest available information provided by the Energy Secretariat- December 2008.

(***) According to the latest available information provided by the Energy Secretariat- December 2009.

3. ORGANIZATIONAL STRUCTURE

MetroGAS' current organizational structure is as shown below:

4. LICENSE CONTRACT RENEGOTIATION

The Public Emergency and Exchange Regime Reform Law No. 25,561 ("Emergency Law") from January 7, 2002, affected the legal framework in force for license contracts of utility services companies.

The main provisions of the above mentioned Law that have an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 ("Gas Law") are the following: "pesification" of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the government's unilateral decision to renegotiate the License granted to the Company in 1992.

Furthermore, the Emergency Law established the beginning of a renegotiation process of utility contracts granted by the National Executive Power ("PEN") without detriment to the requirements that utility services companies should go on complying with all their obligations. The process began in 2002 and the Ministry of Economy and Production ("ME") was entitled to carry out the renegotiation thorough the Committee for Public Works and Services Contracts Renegotiation ("CRC"), afterwards replaced by the "Unit for the Renegotiation and Analysis of Utility Contracts " (UNIREN) presided over the ME and the Sub-secretary of Coordination and Management Control from the Ministry of Federal Planning, Public Investment and Services ("MPFIPyS").

Although MetroGAS strictly complied with the submittance of all information required, although the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although Licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, this process continued to be delayed without MetroGAS achieves an agreement.

The Emergency Law, was originally to be due in December 2003. However, the term was extended several times through different laws until December 31, 2011. Consequently, the terms for renegotiating licensees and public services concessions were also extended.

Although during the last years several proposals were exchanged with the UNIREN , the Company failed to enter into a final agreement since the Government demands, as for that purpose, that the Company's majority shareholders suspend and eventually give up any local or international demand against the National State caused by the emergency situation or, alternatively, that the Company grants an indemnity for the National State in case the State itself is obliged to pay an amount for a shareholder's claim.

Despite no comprehensive agreement was reached, on September 22, 2008 a Temporary Agreement was signed with the UNIREN, it was ratified by MetroGAS' Shareholders Assembly on October 14, 2008 and approved by the PEN on March 26, 2009 through Executive Order No. 234 (B.O. 04/14/09). Such Temporary Agreement establishes a Transition Tariff Regime as from September 1, 2008, with a readjustment of prices and tariffs including variations in the price of gas, transport and distribution. The increase resulting from the readjustment of distribution tariffs has to be deposited by the Company in a specific trust fund destined to the construction of infrastructure works within the License area.

The said Temporary Agreement sets general guidelines on the final increases in customers' average invoices, including the corresponding adjustments in the price of gas at wellhead, adjustments in transport and distribution services, and it is complemented with the ENARGAS Resolution I No. 409 that implements a residential customers segmentation based on their annual consumption, and Resolution No. 1,070/08 from the Energy Secretariat ("ES"), which has the Complementary Agreement with natural gas producers , which sets gas prices at wellhead from September 2008 to December 2009, for each type of customer in terms of their annual consumption.

The Temporary Agreement, stipulates that there shall be no increase in the tariffs of residential costumers with consumption up to 800 m3/ year (62% of the customers and 25% of the volumes consumed by MetroGAS residential customers). All tariff increases shall be applied to charges per unit of consumption and reserve capacity, that is to say, it will not be applied neither to fixed charges nor minimum charges. The higher the consumption, the higher the increase shall be and daily differences accumulated for gas purchases on previous periods are eliminated. In the same way, rates and charges that the Company is authorized to charge are adjusted by 25%.

On September 2009 the ENARGAS submitted to the Sub-secretary of Coordination and Management Control from the MPFIPyS MetroGAS' background and tariff schemes that would arise from the Temporary Agreement signed. On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered. However, as to the date of issuance of these financial statements, the ENARGAS has not yet issued the tariff schemes that result from applying the guidelines contained in the agreement , as a consequence, as of December 31, 2009, the Company has not registered nor invoiced the effects of the said Temporary Agreement.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation. It contains some changes of form, but unfortunately no consensus has been reached so far to achieve an agreement that may satisfy both the interests of the National Government and the ones of the Company and its shareholders.

It is important to point out that the distribution tariff for the service rendered by the Company has not been updated since 1999, causing a serious lack of equilibrium between revenues and expenditures. If the issuing of new tariff schemes is delayed, the economic and financial situation of the Company will continue deteriorating.

5. REGULATORY FRAMEWORK

Natural gas distribution is an activity regulated by the ENARGAS. Its jurisdiction is extended to transportation, sale, storage and distribution of natural gas. Within its sphere of responsibilities, according to what is expressed in the Gas Law, it includes protecting customers, paying attention to the competence in the natural gas supply and demand and encouraging long-term investments in the industry.

5.1 Unbundling of natural gas

In line with regulatory changes made in the gas sector as from 2005 the process informally denominated "natural gas unbundling" took place by means of which the different categories of consumers (except for residential customers and small stores as well as non-profit civil associations, labor unions, trade associations or mutual benefit associations , health institutions and private or public educational institutions ) had to start purchasing natural gas volumes at the point of entry into the transportation system directly from natural gas producers and/or marketers, thus zonal distributors were limited to render transport and/ or gas distribution services exclusively.

Moreover, in 2005 the Mechanism for Assigning Natural Gas to Compressed Natural Gas stations ("CNG") was created by which CNG stations get natural gas through a mechanism of periodical assignments of gas volumes within the Electronic Gas Market ("MEG")

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, in order to keep the biggest number of customers as possible and count on a better tool in accordance with the new context where the Company has to perform.

MetroENERGÍA was authorized by the ENARGAS to act as a natural gas trading company and/or gas transporting company, and subscribed as agent of the MEG.

Actions carried out by MetroENERGIA since its creation made it possible to retain most of the industrial and commercial customers duly contemplated in the "unbundling" process of the Company's area, thus being able to maintain the participation of these categories of customers within MetroGAS sales portfolio.

5.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/08 by the ES was published on October 1, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement approved by the ES Resolution No. 1,070/08 , the ENARGAS Resolution No. I/409/08, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/08 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/08 by means of which it approved a new tariff scheme reflecting the mentioned increases, in force as from September 1, 2008 (as from October 1, 2008 for NCG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/08 was Published by means of which, and based on the Complementary Agreement approved by ES Resolution No. 1,070/08 , the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/08, published on the same day, approving the new tariff scheme to be applied reflecting those new increased prices for natural gas.

5.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 and kept it in force during 2008 and 2009; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the MPFIPyS created the above mentioned Total Energy Plan, then ruled , enlarged and extended while in force by Provision No. 74/07 from the Secretariat of Interior Commerce ("SCI"),Resolution No. 54/07 from the Secretariat of Coordination and Management Control ("SSCCG"), Resolution MPFIPyS No. 121/08 and "SSCCG" Provision No. 30/08. This last rule includes a propane-air provision plan under the responsibility of ENARSA, who shall be in charge or shall get third parties to be in charge of designing, constructing, receiving, transporting, operating, maintaining and administering a system to deliver propane-air to be injected into the medium pressure natural gas distribution network in the Province of Buenos Aires. In connection to this last matter, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for synthetic natural gas to be injected into the distribution system. The propane air plant ("PIPA") injects synthetic gas into MetroGAS' distribution system. This plant was operated by YPF until December 31, 2009. MetroGAS is responsible for ensuring that all quality specifications required by the ENARGAS are met at all times in order to guarantee a safe operation.

In 2008, the Government launched through ES Resolution No. 24/08, modified by ES Resolutions No. 1,031/08 and 695/09, a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

5.4 Government of the City of Buenos Aires- Works in Public spaces

As regards Works in public spaces within the City of Buenos Aires, Law No. 2,634 , published on January 25, 2008, and its ruling Executive Order No. 238/08, published on March 28, 2008, created and ruled the new system for making perforations and/or holes in public spaces, which specifies all charges to be paid by all works done in the street and states that the closing of such holes shall be carried out by the Government of the City of Buenos Aires ("GCBA") previous payment by the companies authorized to carry out the above mentioned public works. After that and in force as from November 1, 2009, the GCBA modified the procedure to repair sidewalks once more and stated that those companies which made holes in sidewalks have to repair and close them for good.

Executive Order No. 239/08 terminated the Coordinated Action Agreement No. 24/97 that ruled such issue before the above mentioned Law. In accordance to new applicable rules, the enforcement authority from the GCBA notified the Company of its decision to start different control and supervision procedures as a result of possible non-fulfillment of the Company's duties. The company is responding to these claims as contemplated in such regulation.

5.5 Natural Gas Rational Use Program ("PUREGAS")

As regards the Natural Gas Rational Use Program-"PUREGAS"- set and ruled by ES Resolutions No. 624/05, No. 881/05 and No. 814/08 , the ENARGAS instructed MetroGAS through ENARGAS' Notes No. 9,200/08, No. 9,314/08 and No. 9,921/08 not to apply this program from April to September 2008 under the conditions regulated for year 2008 and in its place to apply the same Program under the terms and conditions in force for year 2007, due to the many claims made by passive subjects of the Program at issue, that, as informed by the ENARGAS, motivated the convenience of adopting measures tending to generate an analysis period in order to carry out an integral revision of the "PUREGAS". As a result of the said instruction from the ENARGAS, MetroGAS was compelled to re-invoice the PUREGAS and/or give back credit balances depending on each case. During 2009, and although the "PUREGAS" was discontinued MetroGAS continued to give back the corresponding credit balances.

5.6 Trust Fund

Regarding the so called "specific charges" for financing extension works of the natural gas transportation system that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations , only in the case of trust charges I) on behalf and order of "Nación Fideicomisos S.A", according to the provisions that created and ruled them (among others, Law No. 26,095, PEN Executive Order No 180/04 and No. 1,216/06, MPFIPyS Resolutions No.185/2004, No. 2008/06 and No. 409/07, No. 161/08, ENARGAS Resolution No. 3,689/07 and ENARGAS Notes No. 6,398 /07, No. 4,381/07, No. 808/07, No. 1,989/05 and No. 3,937/05), there are cases in which MetroGAS' customers who, being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until reaching a solution. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges. MetroGAS has been complying with this measure up to this date. In other cases, the said precautionary measures were judicially revoked at subsequent proceedings. After several arguments with the ENARGAS and "Nación Fideicomisos S.A"., by mid June 2009 the latter authorized the Company to offer payment plans to MetroGAS' customers who have debts as regards these specific charges.

Moreover, Executive Order No. 2,067/08, Published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports necessary to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/08 published on December 23, 2008, ruled the activities of the said Trust Fund stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/08, also published on December 23, 2008, stipulated the implementation , as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue, being those charges payable by residential customers with annual consumptions over 1,000 m3.

On June 4, 2009, through Resolution No. 768 the ENARGAS determined that during the period extended between May 1 to August 31, 2009, all residential customers from MetroGAS' area that correspond to categories R3 1o. and R3 2o., that is to say, those who have annual consumption between 1001 and 1500 m3, are excepted from the charges stipulated by Executive Order No. 2,067/08.

On August 18, 2009, the ENARGAS reported Resolution No. 828/08 by means of which extended up to October 1, 2009 the exception set by Resolution No. 768 previously mentioned, and granted a 100% subsidy for the consumption during June and July 2009, and a 70% subsidy for the consumption during August and September 2009 to all those customers obliged to pay the charge at issue.

On August 19, 2009, the ENARGAS reported Note No. 9,097 by which the Company was instructed to highlight, in the corresponding invoice, the amount regarding the subsidy arising from the implementation of Resolution No. 828, to include an inscription in special fonts placed diagonally on the invoice reading "Consumption subsidized by the National State" and finally, to include in the invoice a specification of the cost of the service if it had been rendered in certain cities of Brazil, Uruguay and Chile as well as an indication of the hypothetical consumption of the volume charged for buying cylinders of liquefied petroleum gas.

Finally, by Note No. 11,821 the ENARGAS notified the precautionary measure issued in the case "Defensor del Pueblo de la Nación- Inc Med C/ Estado Nacional- Dec No. 2.67/08- Resolución 1.451/08 y Otro S/ Proceso de Conocimiento " Case Record No. 6,530/09 before the V Room of the Federal Administrative Court of Appeals reporting the enforcement and application of the regime set up by Executive Order 2,067/08 and the obligation to implement the corresponding means to allow those customers obliged to payment to call off invoices excluding the Charge 2,067/08 plus the resulting VAT, in which case the payment to be made shall be considered a down payment and , if the applicability of the said charge is confirmed, every amount not paid for Charge 2,067/08 plus VAT may be demanded as appropriate.

5.7 Municipal rates

The regulatory framework in force and duly applicable to the distribution of gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines. Notwithstanding this, and without detriment to the many requests presented by MetroGAS and the right it posses, as of the date of issuance of these financial statements, the ENARGAS has not yet authorized any reallocation on tariffs of payments made to different municipalities, not only of the Province of Buenos Aires but also of the Autonomous City of Buenos Aires, regarding these concepts.

As there was no approval as regards the reallocation on tariffs of the Study, Revision and Inspection of Works in Public Spaces Levy of the GCABA and of the Occupation of Public Space Levy of the GCBA as well as of the Municipalities of the Province of Buenos Aires already mentioned, MetroGAS has filed two legal protection proceedings concerning default payments against the Sub-secretary of Coordination and Management Control who has to answer in accordance with the terms of MPFIPyS Resolution No. 2,000/05 as regards the Study, Revision and Inspection of Works in Public Spaces Levy and the Occupation of Public Spaces Levy of the GCABA and five more legal proceedings for the protection of rights regarding default payments against the ENARGAS who has not yet given the corresponding intervention to the above mentioned Sub-secretary as regards the Occupation of Public Spaces Levy of the Municipalities of the Province of Buenos Aires. On December 7, 2009 MetroGAS was dully notified about the verdict pronounced on the case record created for the protection proceeding for default payments concerning the pass-through request in the case of Ezeiza, granting the ENARGAS 30 business days to solve this issue. The ENARGAS appealed to the sentence, without detriment to that, submitted the file under consideration to the Subsecretariat of Coordination and Management Control according to what is stipulated by Resolution No. 2,000/05.

    Regulatory Authority

The ENARGAS intervention originally stipulated by Executive Order No. 571/07 for a 180 day-term was extended for equal periods by means of Executive Order No. 1,646/07, 80/07, 953/08, 2,138/08, 616/09 and 1,847/09.

During 2009, MetroGAS continued making its best efforts in order to keep a good relationship with the ENARGAS allowing both parties to comply with their corresponding responsibilities and to result in a better service to customers.

6. CORPORATE GOVERNANCE

MetroGAS S.A. complies with good practices of corporate governance, respecting principles such as total and full information, transparency, efficiency, protection of investment parties, equal treatment among investors and protection of the stability of entities and financial brokers.

Within the Company's Board of Directors, MetroGAS has an Audit Committee, composed of three independent Directors, thus the Company complies with local and international provisions in force related to this matter. The Board approved, among other measures related to the corporate governance, the Conduct Code, the Fraud and Dishonest Practices Policy and the channel of multiple anonymous complaints.

6.1 Authorities

At MetroGAS' Shareholders Meeting and Board Meeting, both on April 30 and May 6, 2009, respectively, Mr. Juan Carlos Fronza was appointed Company President, being an independent member. Mr. Andrés Cordero was appointed 1st. Vice-president and Mr. Vito Sergio Camporeale 2nd Vice-president of the Company.

6.2 Decision Making and Internal Control System

The Company encourages delegation of authority, thus allowing quick and efficient replies to every activity, at the same time there is a clear and explicit definition of the scopes of such delegation by setting limits of approval implemented in a systematized way, which minimize risks.

Furthermore, MetroGAS has an Internal Audit area whose mission is to guarantee the Board of Directors, the Audit Committee, the Directorate Committee and the managerial level of the Company that there are effective and efficient processes of internal control to identify and handle the business' risks.

The existence of standardized processes, administrative proceedings, fluid communications, regular issues of reports on management planning and control, performance assessments, within the framework of policies set by the Directorate Committee, consolidate the internal control system, give reasonable certainty of achieving objectives, provide reliable financial information and ensure the compliance of regulations in force.

6.3 Sarbanes-Oxley Law

MetroGAS is registered in the New York Stock Exchange and is compelled by requirements from the Securities and Exchange Commission ("SEC"). For that reason, the Sarbanes-Oxley Law is applicable to the Company's procedures. This Law, which was passed aiming at providing reasonable reliability for accounting and financial information, requires the CEO and the Director of Administration and Finance to sign an annual certification, where they state, among other things, that they are responsible for establishing, keeping and monitoring an appropriate internal control structure, making an annual report on the effectiveness of this internal control when issuing financial statements. Furthermore, external auditors have to express an opinion about this too.

MetroGAS has already complied with the sections of this law applicable as from fiscal year ended on December 31, 2002 and with the provisions regarding management opinions about internal control on the issuing of financial statements on December 31, 2007. On the other hand and in virtue of the last due date extensions, External Auditors will have to express their corresponding opinion together with the issuing of financial statements on December 31, 2010.

In order to comply on due date with all requirements stated by this Law, MetroGAS has conformed a working team with personnel from the Administration and Finance area and from the Legal area, also counting on a high cooperation from those people responsible for processes of all the areas within the Company. Moreover, the Company has hired the services of Ernst & Young as a consultant to assist in the assessment of control and implementation of improvements.

The process is focused on the assessment of internal controls over the issuing of accounting information. As of this date, MetroGAS has performed the survey and documentation of processes, risks and controls, the assessment of the design and operation of controls and has implemented many remedy plans. During the next fiscal year MetroGAS will continue with the survey and documentation of new processes or of processes that have been changed, the assessment of the design of those processes' controls, operation tests of controls and the implementation of remedy actions over all weaknesses found.

6.4 Policy of Compensation to the Board of Directors and to Managerial Staff

Compensation to the Board of Directors is fixed by an Ordinary Meeting of Shareholders.

Compensation to the General Director and to Executive Directors who report to him is fixed by the Compensation Committee conformed by independent Non-Executive Directors and members of the Board who represent majority shareholders.

As of December 31, 2009, the compensation policy for managerial staff consists of a monthly fixed payment and a variable payment based on the fulfillment of objectives fixed on annual basis. The compensation policy neither provides for option plans over the Company's shares nor for long-term incentives.

7. DESCRIPTION OF OPERATIONS

7.1. Commercial Policy, Company, Financial and Investment Planning

According to the economic context and provisions issued by the National Government which include the modification of the standards of MetroGAS' Regulatory Framework, the Company decides to focus its efforts on ensuring the business continuity, keeping the quality and reliability of all gas supply, complying with the License's basic rules, and finally based on the results of the renegotiation of the License Agreement, MetroGAS will define its strategy towards the future and matters such as company planning, commercial policy and development of the investment plan.

7.2 Gas purchase and transportation

In order to satisfy natural gas supply needs, the Company operates with the following suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers from Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007 Resolution No. 599/07 from the Energy Secretariat was published in the Official Bulletin thus giving official approval to the "2007-2011 Agreement with Natural Gas Producers", afterwards being ratified by specific natural gas producers; as a result the enforcement of such Agreement was a fact. Basically , The 2007-2011 Agreement stipulates: i) volumes to be injected at points of entry into the transportation system by natural gas producers for residential and commercial users, industries, power plants and CNG stations up to December 31, 2011 ( although with different contractual terms according to user's segment), ii) parameters for graduated and particular adjustment of prices according to users' segments, and iii) mechanisms to redirect and additionally inject natural gas in order to meet the demand of the domestic market, in case it were necessary and in the face of supply shortage. In virtue of 2007-2011 Agreement, natural gas producers and distributors will have to celebrate natural gas bargain and sale agreements in accordance to what is stipulated in such agreement. As of the closing of these financial statements, the Company has not entered into any of these agreements because, to the best of its knowledge, all offers to enter into agreements received from natural gas producers would not respect the terms of the 2007-2011 Agreement and besides, regarding contemplated volumes, would not allow MetroGAS to ensure natural gas supply to its uninterruptible customers.

Agreements that were originally due on 31 December, 2006 were kept under the same conditions, including prices, until 31 July, 2007. As from 1 August, 2007, on the basis of what was stipulated in the 2007-2011 Agreement and in virtue of different notes from the Sub-Secretariat of Fuels and of letters from the MEG, all volumes fixed under such Agreement were put in force as supply arrangements, every time no agreements are entered into with producers.

On September 19, 2008 the ES subscribed with natural gas producers the Complementary Agreement with Natural Gas Producers (Resolution No. 1,070) where prices at well-head and segmentation of residential natural gas demand are restructured, serving as a complement to the Agreement approved by Resolution No. 599/07. The Agreement was enforced as from September 1, 2008, except for CNG which was applied as from October 1, 2008.

Finally, on December 16, 2008 the ES issued Resolution No. 1,417/08 stipulating the new basin prices, applicable as from November 1, 2008.

Due to the fact that MetroGAS considers that volumes, injection basins and transportation routes stipulated under 2007-2011 Agreement would not allow to meet the demand from uninterruptible customers, the Company has made some presentations before the ENARGAS, the Energy Secretariat and the Sub-Secretariat of Fuels aiming at setting forth such situation and requesting a solution.

As of December 31, 2009, firm transportation volumes contracted up to the City Gate of the service area of MetroGAS amounts to 23.6MMm3/day. To recover heat value, after obtaining by-products, there is 0.41MMm3/day of firm transportation capacity contracted up to Bahía Blanca. Besides, there is 0.55 MMm3/day of firm transportation capacity contracted from Tierra del Fuego up to Santa Cruz.

Finally it is worth mentioning, that in August 2008 a propane/air injection plant ("PIPA") was connected to MetroGAS network that will allow to inject an additional volume of 1.5 MMm3/day equivalent to natural gas, if it is required by winter's demand and if it is economically convenient, based on other supply alternatives. During 2009, the PIPA only operated injecting trial volumes to the system of distribution.

7.3 Customers and Market

The Company's economic results are highly influenced by weather conditions. The demand for natural gas and, as a result, MetroGAS' sales and profits, are considerably higher during winter time (May to September).

A summary of the Consolidated Statements of Income for the fiscal years ended December 31, 2009 and 2008 is included below in order to reflect MetroGAS' seasonal variation of sales and its level of annual profitability.
	2009 (thousands of pesos)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	201,861	301,594	354,866	215,906	1,074,227
Gross Profits	59,605	101,702	105,388	37,948	304,643
Operating Income (loss)	17,791	46,190	48,929	(18,824)	94,086
(Loss) income before income tax	(56,833)	2,357	8,893	(23,367)	(68,950)
Net (loss) income	(39,721)	107	1,340	(40,068)	(78,342)

	2008 (thousands of pesos)
	For quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	187,471	247,082	278,251	188,760	901,564
Gross profits	68,309	83,588	94,751	41,963	288,611
Operating income (loss)	27,660	40,997	52,521	(3,940)	117,238
Income (loss) before income tax	1,142	58,856	22,148	(93,889)	(11,743)
Net income (loss)	2,344	59,139	14,431	(89,463)	(13,549)

As mentioned above, MetroGAS provides distribution service to over 2 million customers within its service area, approximately 63% of which are in the Autonomous City of Buenos Aires.

Sales to residential customers in 2009 and 2008 totaled 23.3% and 22.5% of sales volume, respectively, and approximately 48.6% and 46.1% of net sales.

Although the volumes delivered to residential customers only increased 2.2%, sales to this category of customers increased 25.8% from Ps. 415,522 thousands during fiscal year ended in December 31, 2008 to Ps. 522,532 thousand in this fiscal year, mainly due to the cost of gas contained in the tariff and the increase in the quantity of customers.

MetroGAS strongly depends on its sales to electric power plants to maintain a high utilization of its firm transportation capacity (Load Factor), especially during warmer months, when residential consumption is reduced. Among its customer MetroGAS has electric power plants with 39% of the total thermal power generated in the country's wholesale electricity market.

Since 1993 electric power plants have implemented an investment program that involves the replacement of generating units by new technologies called "combined cycles", which imply a much lower generation cost. The following combined-cycle plants have been operating within MetroGAS' service area: Central Térmica Buenos Aires, since 1995; Central Costanera since 1999; Central Puerto, since 1999 and Central Dock Sud since March 2001. Moreover, MetroGAS provides transportation to the marketer that renders such service to A.E.S. Paraná that launched its combined-cycle plant to the market in 2001; thus improving the utilization of its transportation capacity.

A strong increase in the demand for electricity which started in 2003, continued during 2009. This fact, together with a supply shortage due to the lack of new combined-cycles since 2001 in MetroGAS' service area, led to a big dispatch from the pool of thermal generation plants of MetroGAS' area, not only of combined-cycles but also of open-cycled steam turbines. During this fiscal year many new generators such as the combined cycle from General Belgrano, the combined cycle from San Martín and the combined cycle from Maranzana were incorporated to the Interconnected Electrical System

Sales of the transportation and distribution service to electric power plants accounted for 44.6% and 43.7% of delivered gas volume in 2009 and 2008, respectively.

Gas sales and sales of the transportation and distribution service to industrial and commercial customers and to public entities accounted for approximately 16.1% and 18.2% of the Company's sales volume in 2009 and 2008 respectively.

During 2009 all supply contracts with industrial customers, which expired during that same year, were renewed. According to preventive measures taken in the face of winter 2008, the policy developed in 2007 and 2008 was still continued; this policy includes options that allow a more operational flexibility in the face of potential supply difficulties, extending this concept to all contracts to be renewed during that year.

Allied to the objectives set for 2009, and regardless of the existing conditions of gas availability and transportation, MetroGAS has been able to continue in good terms with industrial customers as well as in the market of Small and Medium sized companies ("PYMES") and of Commercial Customers. Natural gas demand for these clients' segments was maintained as a result of the general market conditions.

The CNG market represented approximately 6.8% and 7.0% of the Company's sales volume during 2009 and 2008, respectively.

During 2009, deregulation of gas purchase at well-head for CNG stations continued; it was introduced into the market through Executive Order No. 275/06 (complementary to Executive Order No. 2,020/05). To this regard, through MetroENERGÍA, it was possible to continue with the agreements with many natural gas producers for administering their sales commitments in this segment; furthermore not only the number of producers hiring the service was maintained, but also the administered volume.

7.4 Operation of the distribution system

The crisis that broke at the end of fiscal year 2001 and the freeze of MetroGAS'tariff have still been strongly conditioning the Company's operating activities. As a consequence, MetroGAS continues managing its resources in order to prioritize the distribution system's security. If this context continues all improvements that have to be made on essential assets and the maintenance, reparation or replacement of those essential assets that have already ended their useful life, could be compromised.

Just like during 2002, MetroGAS was forced to keep on suspending investments on expansion of the distribution system (K factor works), only making those necessary investments to incorporate customers to existing networks. During 2009, approximately 14,600 new services were laid (29.8% less compared to 2008). As regards works financed by third parties, the Company controlled the construction of 72.45 Km of distribution networks layout.

Moreover MetroGAS has implemented the assets soundness project which is currently operative and whose planning and follow-up is carried out by means of an annual plan. This methodology's main objective is to secure a systematic management of the critical tangible assets corresponding to gas distribution and risks associated to them along the whole cycle of their useful life.

Within the assets integrity program the Company continues to evaluate the 22 bar pressure system as a consequence of certain incidents that took place in 2007 and 2009. All activities ended during the year and due to the results obtained, involved the reduction to 4 bar of a segment of the pipes of 10 km, making it possible to maintain the system's security.

Based on risk models previously mentioned, MetroGAS planned and implemented the replacement of 67.8 Km of low-pressure mains with their associated services. Smalls parts from high-pressure pipes which posed safety problems were also replaced and the Company continued with the maintenance plan based on the risk of pressure regulating stations that allows to improve the conditions of these stations reducing operative risks and increasing their reliability.

Twenty of these pressure regulation stations have been maintained during 2009. Aiming at improving the reliability of the network, during 2009, the Company carried out different projects on pipes linkage and installed a new pressure regulating station (Parque Avellaneda) that made it possible to improve distribution capacity by 5,000m3/h. These works aim at coping with a demand increase in specific areas and at supplying new areas of network renewal.

Aiming at improving the Company's low-pressure system operation, through a quicker and stricter control of supply pressures, MetroGAS went on executing the project "Tele-control of Profiling Units in Regulating Stations". In this way, 20 extreme net points with telemeasurement were incorporated during 2009. Therefore, 80% of the total number of pressure regulation stations for decreasing pressure from the Company's low-pressure system has telecontrol profiling units to control pressure and there are 64 extreme points with telemeasurement.

Additionally, and being an action contemplated in the preventive maintenance plan, MetroGAS completed an inspection type DCVG (Direct Current Voltage Gradient)and CIS (Close Interval Survey) of 180 Km of the Company's high-pressure system, aiming at identifying potential failures in these installations.

Regarding corrective maintenance of the system, more than 14,500 residential services and approximately 12,140 meters have been replaced, among other actions intended for short-term maintenance of the distribution system.

The emergency call center registered an annual volume of approximately 58,800 claims, mainly about gas leaks, from which about 7,000 were classified by the Company as high priority. All these claims were taken care of in situ within two hours of the call and 99% within an hour of the call being received, improving the ENARGAS' indicator that compels the company to take care of 95% of high priority calls within an hour of the call being received.

7.5 Capital investment

In order to mitigate the impact of the crisis on MetroGAS' financial position, the Company has optimized its capital investments, reducing them to levels that are compatible with the business continuity and the supply of a safe service in a short term. Detailed information on this issue is found in Exhibit "A" of the financial statements.

The total accumulated amount of investments made by MetroGAS during seventeen years of being operating in the market amounts to approximately US$ 652 million.

7 .6 Customer Care and Services

During 2009 activities were focused on analyzing, improving and reinforcing customer care service at Commercial Offices and through the Call Center ("CAT"). These sectors were affected by different resolutions, issued by the ENARGAS, which included gas tariff increases and additional charges as well as a recategorization of customers.

As a result of what has been mentioned beforehand, the following activities, carried out during 2009, reflected an important increase compared to the previous year:

  13% increase in commercial calls answered at the Call Center.

  19% increase in emergency calls answered at the Call Center.

  42% increase in customers care service at Cash desk at the Commercial Offices

  27% increase in customer care service regarding paperwork at Commercial Offices

  56% increase in commercial claims received and;

  23% increase in unresolved commercial claims.

During August 2009, the project to implement the New Commercial System was launched in order to manage in a more effective way all needs regarding commercial processes involving Large Customers, besides allowing a faster incorporation of regulatory changes in the business. In December 2009 the Functional Analysis and Design phase was concluded, estimating its implementation for August 2010.

7.7 Human Resources

Company consolidated headcount as of December 31, 2009 totals 1,052 employees, from which 5 of them belong to MetroENERGÍA. MetroGAS continued prioritizing the redistribution of functions, the stability of personnel with seniority and a conservative handling of the budget.

Considering the variations in the cost of living and salary changes in the market, MetroGAS implemented an extraordinary payment of Ps. 1,500 to all the personnel in January, another one of Ps. 1,500 in May and an average increase of 15% to all Company's personnel. This increase was paid in two stages during August and November.

Regarding health plans significant efforts were made to maintain medical service costs without deteriorating the level of professional service. Moreover, the corporate health plan encourages sport activities in order to lead a healthy life; that's why the Company offers its employees medical advice and physical training with qualified professionals to participate in sporting activities.

Within the area of communication, the Company continued with breakfast meetings with the personnel, programmed visits to different locations of the Company and the practice of cascade communication and the publication of MetroGAS' in-company magazine addressed to all the personnel. Internal communication campaigns from the Security Program based on Behavior were strengthened, focusing on Road Safety.

As regards development, skills improvement and technical training, we can point out the ones regarding academic development to update the knowledge and skills of much of the staff with high potential and listed in replacement schemes at well-known educational institutions.

For the staff involved in gas distribution network operations all skills required for the highest critical positions were reviewed in order to provide an educational offer more tailored to the needs of this kind of positions. At the same time, there were updating activities addressed to the teams of construction inspectors and new guides for field training were systematized and created, so as to be applied by the supervision staff in its training role. Besides visits were paid to contractors' building site offices so as to check the type of training they give to their workers and to plan the next updating activities addressed to their leader technicians.

On the other hand, the Company's personnel had the opportunity to register for participating in open activities that were offered in different subjects. These activities were designed and delivered by in-company experts and were highly demanded as a result of the interest generated among employees.

Regarding employment management, and as from a detailed study based on the Company's staff age, a group of young engineers was incorporated so as to strengthen replacement schemes in different operative areas.

Through the Technical Training Center (CET) of Llavallol, The Company kept its commitment with the community by developing different activities dedicated to Technical Schools, practices for Volunteer Firemen, from the Federal Police and Civil Defense members.

7.8 Health, Safety and Environment

During 2009, MetroGAS' achievements surpassed the objectives proposed by the "Security Program based on Behavior" (Programa de Seguridad basado en Comportamientos) implemented in 2003. In an effort of continuous improvement, some measures were implemented in order to prevent accidents on the basis of observations made, by its own staff as well as by contractors.

As regards the Management System of Security, Health and Environment certified under ISO standards 14001: 2004 and OHSAS 18001: 2007, some activities were carried out aimed at retaining the certification obtained through internal audits and an external audit carried out by Det Norske Veritas in November and December. As a result of a high level of compliance, the said standards were certified for the next 3 years.

7.9 Institutional Relationship

The Company has continued developing and improving its working methods with the objective to position itself as a reference company and to respond to concerns and inquiries, not only from the media but also from different reference groups in the society as a whole.

The result of the opinion survey conducted among journalists on companies that have the best corporate communication shows that MetroGAS, improved its level of general satisfaction as regards this matter. Taking as a point of reference the survey made in 2004, which showed a 1.9 indicator, over 5, such improvement is reflected this year by registering 2.8 points. As regards responding to requirements, MetroGAS was positioned in the second and third place.

In terms of public opinion, the Company has achieved a positive image level of 71%, while the public utility service company that follows in importance achieved 66%.

During 2009 the company commissioned a specific activity focused on getting to know customers in a better way and on improving their perception on MetroGAS. It showed that among the qualities within the Company's positive image continuity of service is the one that stands out the most, that is, absence of supply cuts, and the proper treatment given to its customers. This was confirmed in the public opinion survey conducted by the end of the year with the results achieved for those who were assisted at Commercial Offices (78% of very good / good perception) and for those who used the Call Center (69% of very good / good perception)

Moreover in 2009, the Company continued a close relationship with different reference characters from the national community so as to clearly transmit the Company's general situation, making special emphases on tariff and regulatory issues.

7.10 Community Service Activities

In 2009, MetroGAS continued having an active presence in the community, in a direct way or by means of Fundación MetroGAS and its Corporate Volunteer Program.

As regards community relationships, the Company continued working on security training programs in which participated regular members of the "Superintendencia Federal de Bomberos" ( Federal Superintendency of Firemen), members of the "Grupo de Intervención rápida (GRI)" (Quick Intervention Group ) from the Metropolitan Police depending on the Government of the City of Buenos Aires, "Bomberos Voluntarios" (Volunteer Firemen) from the Greater Buenos Aires and, for the fifth consecutive year, courses were delivered to new firemen who graduated from the "Escuela de Policía de la Policía Federal Argentina" (School of Police from the Argentine Federal Police) .

Moreover, during 2009 the Company continued with the first employment programs (AMIA's employment services and "Subsecretaria de Fortalecimiento de la Sociedad Civil del GCBA" (Sub-secretariat of Civil Society Empowerment of the City of Buenos Aires Government), and strengthened the initiatives as regards local settlement based on the articulation of social organizations with venue at the technical school. For that purpose together with "Fundación Compromiso" the Company outlined a program of solidarity actions that technical schools No. 11 "Manuel Belgrano" and No. 32 "Gral San Martín" carried out at "Maternidad Ramón Sardá" and at the "Museo de Bellas Artes Benito Quinquela Martín" in La Boca .

The "Fundación", focused on recalling the memory of industrial assets by participating in the World Gas Conference 2009 that took place in Buenos Aires, edited and published its second book called "Doña Petrona, la cocina y el gas" and continued enhancing the value of the "Bandera de Macha" (Macha Flag) at the "Museo Histórico Nacional" (National Historical Museum).

Volunteers focused on matters regarding childhood, health and disabilities.

  400 wool blankets were given to Damas Rosadas at the Maternidad Sardá,

  72,000 plastic caps were collected to be recycled so as to contribute to Fundación Garrahan,

  The children's football school for Barracas' poor children , the church "Natividad de María" and the therapeutic orchard of the Psychopathology Service of the "Hospital de Pediatría Pedro de Elizalde" continued to be included in the volunteer program,

  Funds raised by selling Christmas cards at the Commercial Offices shall be destined to build the Mothers' Residence at Maternidad Sardá.

8. DIVIDEND POLICY

In the past, subject to the Company's results and other relevant factors, the Board of Directors of MetroGAS recommended to pay dividends, during the last quarter of each year, on a temporary basis, and in case of the Ordinary Shareholder's Meeting, the final dividend, within limits set by the "Ley de Sociedades Comerciales" (Argentine Corporations Law) and considering all restrictions established in the debt issue prospectus.

As from fiscal year 2002, and up to date, the Company maintains unappropriated accumulated deficit. For this reason, as from that moment on, there has been no distribution of dividends, and in the future, it will not be possible to distribute them unless all losses from previous fiscal years are covered, in accordance to what is stipulated by the Argentine Corporations Law.

In the same way, distribution of dividends in cash shall be conditioned to the indebtedness index of the Company until MetroGAS repays an amount of capital of at least U$S 75 million of Negotiable Bonds Series 1.

9. COMMON STOCK STRUCTURE

Common Stock as of December 31, 2009 is composed of 569,171,208 common shares classified in three different categories; Class "A", "B" and "C", each having a one peso par value and entitled to one vote per share.

Classes of shares	subscribed, registered and paid-in Thousands of Ps.
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2009	569,171

The total number of Class "A" shares, representing 51% of the Company's Common Stock is owned by Gas Argentino, and their transferability is subject to the approval of the regulatory authority.

Class "B" shares represent 39% of the Common Stock. Of such percentage, 19% is owned by Gas Argentino since the privatization process. The remaining 20% was sold at public offering and is owned by approximately 1,250 investors.

Class "C" shares which represent 10% of the Common Stock, were assigned during the privatization process to the "Programa de Propiedad Participada- PPP-" (Employee Stock Ownership Plan); the beneficiaries were employees from Gas Del Estado transferred to MetroGAS, who continued working for the Company up to July 31, 1993, and who chose to participate in the above mentioned plan.

On March 6, 2008 the Company Board authorized to start with the corresponding duties to convert Class "C" shares to Class "B" shares requested by the Executive Committee of the "PPP" (Employee Stock Ownership Plan) through note dated March 3, 2008. On May 21, 2008 the "Comisión Nacional de Valores -CNV-" (Argentine National Securities Commission) notified MetroGAS that the transferability is subject to the presentation of the National Government Resolution approving the full payment of the outstanding balance of Class "C" shares acquisition price. Such full payment was approved by the ME through Resolution No. 252 on August 22, 2008. On December 30, 2008, the Executive Committee of the PPP requested MetroGAS to postpone until further notice the corresponding duties before the CNV and the BCBA "Bolsa de Comercio de Buenos Aires" (Buenos Aires Stock Exchange).

On May 15, 2008 Gas Argentino received a communication by "Fondos Marathon", expressing their will to terminate the agreement to restructure the financial debt entered into by Gas Argentino on December 7, 2005, with all of its creditors, exercising the power contemplated in such agreement, which stated that any creditor was entitled to terminate the agreement if the ENARGAS' corresponding approvals were not complied with. The said approval was obtained as well as the one from the Secretariat of Interior Commerce that was pending.

As a result, many financial creditors issued claims against Gas Argentino including a petition for bankruptcy notified on May 11, 2009. Consequently on May 19, 2009, by decision of the Board, Gas Argentino filed an Insolvency Procedure. On June 8, 2009 the presiding judge approved the said Insolvency Procedure, instructing the adjournment of patrimonial law suits against Gas Argentino. At the closing of this fiscal year, the period for the verification of credits is ended and the Bankruptcy Receiver submitted its individual report on credits and being the legal resolution that determines the acceptance of verification requests was issued in February 2010.

10. INCOME ALLOCATION PROPOSAL

The Company's Board of Directors proposes to approve as the Board of Directors' fees the amount of Ps. 1,082 thousand, which were allocated to the result of fiscal year 2009, although the loss shown in the present fiscal year was determined according to the CNV Provisions.

Moreover, the Company's Board of Directors proposes that the Shareholders' Meeting keeps in unappropriated retained Earnings the net loss for fiscal year ended December 31, 2009, that amounted to Ps. 78,342 thousand.

11. ACKNOWLEDGEMENT

The Board of Directors would like to express its deepest appreciation to MetroGAS' personnel for their co-operation in their daily tasks, as well as to its customers, suppliers and creditors for their support and their confidence in MetroGAS.

Autonomous City of Buenos Aires, Mach 5, 2010.

Juan Carlos Fronza

President

Annex to the Annual Report

REPORT OF THE CORPORATE GOVERNANCE

FIELD OF APPLICATION OF THE CODE

  MetroGAS-Economic Group Relationship

  The Board of Directors informs that there are applicable policies regarding the relationship of the Company with the economic group as such and with its composing parties. In the same way, according to regulations in force, the Board of Directors approves and informs the CNV, "Comisión Nacional de Valores" (Argentine National Securities Commission), of those operations with related parties that involve relevant amounts (more than 1% of the net assets according to the last accounting statements approved as long as it exceeds Ps. 300 thousand). In those cases, the Board of Directors requires the Audit Committee to state if the conditions of those operations can be reasonably considered appropriate regarding the normal and common conditions of the market.

  On the other hand, operations and balances with related companies are specified in the note to the quarterly and annual accounting statements.

  Inclusion in the Company's Bylaws

  The Board of Directors does not plan to incorporate the provisions of the Corporate Governance Code in the Company's Bylaws, as both the above mentioned provisions and the general and specific responsibilities of the Board are included in the Company's policies and in the Board of Directors' Rules of Procedures.

  The Company's Bylaws do not contain rules regarding conflicts resulting from personal interests of the Directors. However, the Company counts on a Conduct Code and a Policy of Conflicts of Interests which ensure that directors are obliged to declare their personal interests related to decisions that are under their responsibility, in order to avoid conflicts of interests.

  FROM THE BOARD OF DIRECTORS IN GENERAL

  Responsible for the Company's Strategy

  The Board of Directors is responsible for the Company's management and approves general policies and strategies. Specifically, the Board of Directors approves the Company's Objectives, the Strategic Plan and the Annual Budget.

  The Directorate Committee, led by the C.E.O and composed of the people in charge of each area of the Company, is responsible of the approval, among others, of the following policies: Operations with the Economic Group and Related Parties, Administration of Risks, Investments and Finance, Corporate Social Responsibility and the Training Program for Managerial Executives.

  Management Control

  The Directorate Committee, led by the C.E.O and composed of the people in charge of each area of the Company, controls the implementation of those strategies and policies.

  Additionally, the Board of Directors verifies the implementation of those strategies and policies, monitors the observance of the budget and of the plan of operations, and controls the performance of the directorate, seeing that objectives are met.

  Internal Information and Control. Risks Management

The Company counts on policies of risks control and management, and these are continuously updated according to the best practices related to this matter; besides it counts on other policies that, with the same characteristic, aim at a scheduled follow up of the internal systems of information and control.

There are several methodologies followed by the Company for analyzing and assessing the different kinds of risks:

  Rules for analyzing strategic risks.

  Rules for assessing risk of financial information: Adopting the COSO-based Approach (implementation of criteria suggested by the SEC and the PCAOB). Tests on key controls to assess efficiency of internal control so as to properly provide information.

  Anti-fraud Policies and Procedures: annual implementation of the methodology for assessing fraud risks.

  Development of the Annual Plan of Internal Audit: The areas to be audited are established on the basis of a risk analysis. This risk analysis includes aspects related to the observance of rules, effectiveness and efficiency of operations, etc.

  Policies and Procedures related to ISO Standards 9001/14001 and 18001 regarding quality risks, the environment and occupational safety.

The Board of Directors quarterly monitors the evolution of the Company's risk.

  Audit Committee

  In order to fulfill its duties The Audit Committee of the Company is organized according to the provisions of its Rules of Procedure approved by the Board of Directors.

  The Audit Committee is composed of three independent directors who are nominated by any of the members of the Board of Directors.

  Number of Members of the Board of Directors.

  The Company's Board of Directors is currently composed of 11 directors appointed by the Shareholders' Assembly, within the limits set by the Company's Bylaws, the number of members is considered suitable according to the given present circumstances.

  The Board of Directors includes 5 independent directors and counts on the necessary committees to carry out its mission in an effective and efficient way.

  Composition of the Board of Directors

  The Board of Directors considers that it is not necessary, according to the present circumstances, to count on a policy related to the composition of the administrative body with former executives of the Company.

  Belonging to Different Companies.

  The Board considers that it is not necessary to limit the number of companies in which directors and / or members of the Supervisory Committee can participate in and perform their functions.

  Performance Assessment of the Board of Directors

  The Shareholders Assembly annually assesses the performance of the Board of Directors, it also approves the Annual Report in which the Board of Directors brings forward the results of its administration. Additionally, the Board of Directors will assess the possibility to perform its own-assessment in the future. For this purpose, it will previously develop a written document as a guide for such assessment and to establish the criteria to measure the said performance.

  Directors' Training and Development.

  The Directorate Committee is responsible for the approval of a Training Program for managerial executives.

  On the other hand, the Board of Directors annually approves a program of ongoing training for its members who are also members of the Audit Committee, aiming at keeping and updating their knowledge and skills. The Company considers that is it not necessary to have a Program of specific training for directors in general as all of them are highly experienced as regards the energetic market. However, the Board constantly assesses the training needs carrying out all actions they deem appropriate in each opportunity.

  DIRECTORS' INDEPENDENCE

  Independent Directors

  The Board of Directors of the Company meets the criteria of Independence of directors and administrators set out in Chapter III Art. 11 of the regulations of the CNV, consolidated text 2001.

  Appointment of Executive Managers

  The Board of Directors considers that it is necessary, when appointing executive managers, to uphold such appointment and to communicate it through the relevant mechanism of information.

  Proportion of Independent Directors

  The Company supports as a policy to keep a minimum of three independent directors in its Board of Directors. At present, the Board of Directors counts on 5 independent directors appointed by the last Annual Shareholders' Meeting.

  Independent Directors' Meeting

  Exclusive meetings take place for independent directors who compose the Audit Committee.

  RELATIONSHIP WITH THE SHAREHOLDERS

  Briefings to Shareholders

  The Company holds briefing sessions with shareholders, besides the assemblies.

  Response to Shareholders' concerns and questions

  The Company has a specific office to receive shareholders in order to respond to their concerns and questions, except for the ones that may affect the strategy or future plans of the Company.

  The Company issues regular reports on those matters they consider relevant so that shareholders, social bodies and control authorities may be well-informed.

  Participation of Minority Shareholders in the Assembly

  The Company adopts the necessary measures to encourage attendance and participation of minority shareholders in assemblies. Among other measures taken, the notice for calling a shareholders' meeting is published in several newspapers with national circulation, a copy of such notice is distributed among holders of ADS's (American Depositary Shares) and the accounting information to be considered by shareholders is made available to them, not only in writing but also through the Web page.

  Market of Corporate Control

  The Company's Bylaws establishes that "The Company is not adhered to the optional statutory system for the mandatory acquisition of shares in public offering".

  Dividend Policy

  The Company does not have a written policy regarding the distribution of dividends. However, until year 2001 the Company paid dividends based on the results of each fiscal year, according to investment plans and financial obligations taken by the Company, all of this within a framework of financial prudence. At present, the Company has unappropriated accumulated deficit, for this reason the Board of Directors considers that given these circumstances it is not necessary to elaborate a policy on dividend payment .

  RELATIONSHIP WITH THE COMMUNITY

  Communication through Internet

  The Company has its own Web site ("http://www.metrogas.com.ar/"), of free access, which provides updated information and information of interest to different users (customers, suppliers, investors, public in general) in an easy way and receives questions from users.

  Site Requirements

  The Company guarantees that all information provided by electronic means meet the highest standards of confidentiality and integrity and aims at keeping and registering such information.

  COMMITTEES

  Chairmanship of the Committee by an Independent Director

  The Audit Committee is wholly composed of independent directors being one of them its President.

  Members of the Supervisory Committee and/or External Auditors Rotation

  The Company counts on a policy regarding the rotation of the partners of the auditing company, which establishes that those partners shall rotate every 5 years. On the other hand, the Company considers it is not necessary to set a policy either on the rotation of external auditors or of the members of the Supervisory Committee.

  The Audit Committee annually assesses the external auditors' suitability, independence and performance.

  Double Role as Member of the Supervisory Committee and Auditor

  The Board of Directors considers it is not convenient that members of the Supervisory Committee act as external auditors or that they work for the company that supplies external audit services to the Company.

  System of Compensation

  The Board of Directors has decided to constitute a Compensation Committee. The said Committee is composed of 5 Non-Executive Directors, three of which are independent.

  The Company does not offer Employee Stock Option Plans.

  Appointment Commission and Corporate Governance

  The Board of Directors considers it is not necessary to have an Appointment Commission and Corporate Governance, as those functions are under the C.E.O's general responsibilities who counts on the cooperation of two managerial executives of the Company, the Human Resources Director and the Legal and Regulatory Affairs Director, respectively.

  On the other hand, both the appointments of managerial executives and all topics related to the corporate governance are dealt with by the Board of Directors as a whole.

  Anti-discrimination policy in the Composition of the Board of Directors

The Company's Code of Conduct, approved by the Board of Directors and also applicable to its members, contains provisions to avoid discrimination in all its forms.

Juan Carlos Fronza

President

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders, President and Directors of

MetroGAS S.A.

  We have audited the accompanying balance sheet of MetroGAS S.A. as of December 31, 2009 and 2008 and the related statements of operations, of changes in shareholders' equity and of cash flows for each of the two years ended December 31, 2009, and the notes 1 to 15 and exhibits A, C, D, E, F, G and H. We have also audited the accompanying consolidated financial statements of MetroGAS S.A. and its subsidiary as of December 31, 2009 and 2008, which are included therein as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

  The changes in the economic conditions in Argentina and the changes to the License under which the Company operates made by the National Government as mentioned in Note 2. to the financial statements, mainly related to the suspension of the original regime for tariff adjustments, have affected the Company's economic and financial equation. Management is in the process of renegotiating certain terms of the License with the National Government to counteract the negative impact caused by the above mentioned circumstances. At the date of issuance of these financial statements, it is not possible to predict the outcome of the renegotiation process or to determine its final implications on the Company's operations and results. Furthermore, the Company has prepared projections with the aim of determining the recoverable value of the non-current assets, using assumptions based on the expected final outcome of the above-mentioned renegotiation process. We are not in a position to estimate whether the assumptions used by Management to prepare its projections will materialize in the future and, therefore, if the recoverable values of the non-current assets will exceed their respective net book value.

  According to contractual clauses, during next fiscal year the Company will have to pay part of principal and interest on its financial debt. The above circumstances generate uncertainty regarding the Company's ability to pay that debt. As mentioned in Note 9 to the financial statements, the Company has engaged a bank to work as a financial advisor in order to work together on seeking the best alternative to timely refinance the financial debt. We are not in a position to foresee whether the Company will have sufficient funds available to meet its obligations or whether it will be successful in the event of refinancing of its financial debt, nor the impact that this situation might have on the Company's operations.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, the accompanying financial statements do not include any adjustments or reclassifications that might result from the outcome of the uncertainties mentioned in paragraph 3.

  In our opinion, subject to the effect of the possible adjustments and reclassifications on the financial statements that might be required for the resolution of the situations described in paragraphs 3. and 4. above:

  the financial statements of MetroGAS S.A. present fairly, in all material respects, its financial position at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the two years ended December 31, 2009, in accordance with accounting principles generally accepted in Argentina;

  the consolidated financial statements of MetroGAS and its subsidiary, present fairly, in all material respects, its financial consolidated position at December 31, 2009 and 2008, and the consolidated results of its operations and its consolidated cash flows for each of the two years ended December 31, 2009, in accordance with accounting principles generally accepted in Argentina.

  In accordance with current regulations we report that:

  the financial statements of MetroGAS S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and comply, as regards those matters that are within our competence, with the Commercial Companies Law and the pertinent resolutions of the National Securities Commission;

  the financial statements of MetroGAS S.A. arise from accounting records carried in all formal respects in accordance with current regulations;

  we have read the summary of activity, on which, as regards those matters that are within our competence, we have no observations to make other than those indicated in paragraghs 3. and 4.;

  at December 31, 2009, the liability of MetroGAS S.A. accrued in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounts to $ 4,157,781, none of which was due at that date.

Buenos Aires, Argentina

March 5, 2010

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

Carlos N. Martinez

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008

Fiscal year No. 18 commenced January 1, 2009

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of December 31, 2009

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2009	569,171

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of December 31, 2009	569,171

METROGAS S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2008

December 31,	
	2009	2008
	Thousands of Ps.	
ASSETS		
CURRENT ASSETS		
Cash and deposits in banks (Note 3 a))	63,562	53,106
Investments (Note 3 b))	65,094	369
Trade receivables, net (Note 3 c))	168,455	174,162
Other receivables (Note 3 d))	14,374	14,410
Inventories, net (Note 3 e))	3,834	3,766
Total current assets	315,319	245,813
NON-CURRENT ASSETS		
Other receivables (Note 3 f))	221,986	191,558
Fixed assets, net (Exhibit A)	1,688,430	1,661,201
Total non-current assets	1,910,416	1,852,759
Total assets	2,225,735	2,098,572
LIABILITIES		
CURRENT LIABILITIES		
Debts		
Accounts payable (Note 3 g))	238,050	160,321
Financial debt (Note 3 h))	82,777	2,202
Payroll and social security payable	23,052	18,310
Taxes payable (Note 3 i))	56,219	38,957
Other liabilities	8,080	6,311
Total debts	408,178	226,101
Provision for contingencies (Exhibit E)	70,776	62,343
Total current liabilities	478,954	288,444
NON-CURRENT LIABILITIES		
Financial debt (Note 3 j))	837,857	813,125
Taxes payable	9,977	20,012
Total non-current liabilities	847,834	833,137
Total liabilities	1,326,788	1,121,581
MINORITY INTEREST	1,346	1,048
SHAREHOLDERS' EQUITY	897,601	975,943
Total	2,225,735	2,098,572

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF INCOME

AS OF DECEMBER 31, 2009 AND 2008

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

AS OF DECEMBER 31, 2009 AND 2008

December 31,	
	2009	2008
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the year	(78,342)	(13,549)
Financial debt interest expense accrued during the year	69,717	59,184
Income tax accrued during the year	9,392	1,806
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	298	245
Depreciation of fixed assets	71,331	69,168
Net book value of fixed assets retired	(243)	1,271
Allowance for doubtful accounts	8,174	1,259
Allowance for inventory obsolescence	167	140
Allowance for disposal of fixed assets	7,439	5,767
Contingency provision	10,445	12,702
Materials consumed	8,009	2,728
Exchange differences on financial operations	87,610	67,145
Discount of long term financial debt result	18,524	16,247
Discount of long term other receivables result	1,482	(3,558)
Changes in assets and liabilities		
Trade receivables	(2,467)	(26,497)
Other receivables	(26,923)	(20,873)
Inventories	(8,244)	(3,369)
Accounts payable	77,729	17,294
Payroll and social security payable	4,742	4,817
Taxes payable	(1,565)	(8,073)
Other liabilities	1,768	(1,120)
Contingency provision	(401)	(744)
Minimum notional income tax paid for the year	(7,162)	(9,606)
Net cash provided by operating activities	251,480	172,384
Cash flow used in investing activities		
Increase in fixed assets	(105,756)	(84,169)
Net cash used in investing activities	(105,756)	(84,169)
Cash flow used in financing activities		
Loans	31	416
Payment of loans	-	(3,260)
Interest paid for the year	(70,574)	(61,212)
Net cash used in financing activities	(70,543)	(64,056)
Increase in cash and cash equivalents	75,181	24,159
Cash and cash equivalents at the beginning of the year	53,475	29,316
Cash and cash equivalents at the end of the year (1)	128,656	53,475

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

(1) From cash and cash equivalents at the end of the year, Ps. 54,106 thousand corresponding to balances related to Trust Funds were deposited in January 2010.

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock, the Company has consolidated its balance sheets line by line as of December 31, 2009, and 2008 as well as its statements of income and cash flows for the year ended as of such dates with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the previous year.

2.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV").

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE which adopts, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board). The application of such standards will became obligatory for companies with fiscal year beginning on January 1, 2012. As of the date of issuance of these financial statements, the Board of Directors of is assessing the specific implementation plan.

2.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

2.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of December 31, 2009 and 2008.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

2.4. Comparative information

Balances as of December 31, 2008 and results for the year ended as of such dates disclosed in these consolidated financial statements for comparative purposes, arises from the financial statements as of such dates.

Certain amounts in the financial statements for the year ended December 31, 2008 were reclassified for presentation on a comparative basis with those for the current year.

2.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the year.

Units in mutual funds were valued at their market value at the end of the year.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the year.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each year.

Additionally to his own behalf, MetroENERGÍA, trades, on behalf of producers and/or third buying parties, natural gas, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specific risks of the debt.

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the year. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued at year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

g) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 2.3. to consolidated financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 2.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 2.3..

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the year ended December 31, 2009 and 2008 amounted to Ps. 4,983 thousand and to Ps. 3,399 thousand, respectively.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value in accordance with tax purposes.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation Allowance	Total
	Thousand of Ps.
Balances as of December 31, 2008	23,279	15,709	21,704	8,478	3	(23,279)	45,894
Movements of the year	(9,811)	5,079	3,592	580	32	23,279	22,751
Balances as of December 31, 2009	13,468	20,788	25,296	9,058	35	-	68,645

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2008	(8,944)	(21,497)	341	(30,100)
Movements of the year	(383)	4,289	(180)	3,726
Balances as of December 31, 2009	(9,327)	(17,208)	161	(26,374)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 13,468 thousand at the end of the year. That tax loss carry forward can be offset against profits for future years expiring in 2014.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS had recorded a valuation allowance for total deferred income tax assets generated by tax loss carry forward registered at the beginning of the year of Ps. 23,279 thousand, which was applied to tax loss carry forward expired in the current year.

Net deferred assets derived from the information included in the preceding tables amount to Ps. 15,794 thousand and Ps. 42,271 thousand at the beginning and at the end of the year, respectively.

Below is the reconciliation between income tax charged in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax charged in results and the income tax determined for fiscal purpose:

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 263 million at the end of the year and Ps. 277 million, at nominal values, at the beginning of the year. The difference of Ps. 14 million would have impacted in the result of the year.

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each period will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2019.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum notional income tax which amounts to Ps. 21,066 thousand at the end of the year.

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

m) Contingency provisions

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

o) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

2.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at December 31, 2009 and 2008, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

2.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

In turn, there is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under reasonable market conditions for this type of services.

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

December 31, 2009	December 31, 2008
	Thousands of Ps.	
Assets		
Current assets		
a) Cash and deposits in banks		
Cash	350	266
Banks (1)	60,510	51,351
Collections to be deposited	2,702	1,489
	63,562	53,106

(1) From cash and cash equivalents at the end of the year, Ps. 54,106 thousand corresponding to balances related to Trust Funds were deposited in January 2010.

	December 31, 2009	December 31, 2008
b) Investments (Exhibit D)		
Saving account deposits	53	34
Mutual funds	58,871	319
Government securities	21	16
Time deposits	6,149	-
	65,094	369
c) Trade receivables, net		
Trade accounts receivable	144,127	134,871
Unbilled revenues	16,616	31,070
Receivables from sales on behalf third parties	24,717	27,072
Tax on banking transactions to be recovered	4,591	4,528
Related companies (Note 5)	389	1,166
PURE	(4,607)	(10,640)
Allowance for doubtful accounts (Exhibit E)	(17,378)	(13,905)
	168,455	174,162
d) Other receivables		
Other advances	4,564	7,581
Insurance and other prepaid expenses	4,564	1,932
Receivables from taxes and social security	4,323	4,304
Other receivables	923	590
Related companies (Note 5)	-	3
	14,374	14,410
e) Inventories, net		
Warehouse materials	5,669	5,476
Allowance for inventory obsolescence (Exhibit E)	(1,835)	(1,710)
	3,834	3,766
Non-current assets		
f) Other receivables		
Deferred tax assets		
Deferred income tax assets (Note 2.5 i))	42,271	15,794
Receivables for minimum notional income tax (Note 2.5.i))	66,296	75,594
	108,567	91,388
Study, revision and inspection of works in public space levy to be recovered GCABA (Note 8.4.5. to the primary financial statements)	49,990	42,432
Occupancy of public space levy to be recovered (Note 8.4.5. to the primary financial statements)	74,063	65,844
Sundry	281	1,051
Others (Fair Value Discount)	(10,915)	(9,157)
	221,986	191,558

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

December 31,	
	2009	2008
	Thousands of Ps.	
Liabilities		
Current liabilities		
g) Accounts payable		
Gas and transportation	69,594	34,294
Other purchases and services	74,159	48,273
Related companies (Note 5)	15,962	30,572
Payables from sales on behalf third parties	24,229	14,172
PURE	-	5,923
Trust Funds	54,106	27,087
	238,050	160,321
h) Financial debt (Note 9 to the primary financial statements)		
Negotiable obligations (face value) (Exhibit G)	81,774	1,452
Interest and other expenses payable to foreign financial institutions (Exhibit G)	972	750
Bank overdraft with financial institutions	31	-
	82,777	2,202
i) Taxes payable		
Value added tax	11,328	4,495
Occupancy of public space levy	7,974	7,055
GCABA study, revision and inspection of works in public space levy	13,217	7,061
CNG tax	5,209	4,452
Income tax	12,823	11,068
Turnover tax	313	2,451
Other taxes	5,355	2,375
	56,219	38,957
Non-current liabilities		
j) Financial debt (Note 9 to the primary financial statements)		
Negotiable obligations (face value) (Exhibit G)	887,022	874,543
Negotiable obligations (fair value discount)	(49,165)	(61,418)
	837,857	813,125
Statements of Income		
k) Sales		
MetroGAS's gas sales	603,968	507,483
MetroENERGíA's sales on own behalf	184,354	115,634
MetroGAS's transportation and distribution services	177,740	187,176
MetroGAS's other sales	43,475	46,655
MetroGAS's processed natural gas sales	48,801	36,910
MetroENERGíA's selling commission	15,889	7,706
	1,074,227	901,564

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 4.00% as of December 31, 2009 and 2008; 2) time deposits at an annual average rate in pesos of 9.75% and in dollars of 0.25% as December 31, 2009 and 3) mutual funds with an average annual yield of 5.7% and 11.5% as of December 31, 2009 and 2008, respectively.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts (Note 9 to the primary financial statements) and Taxes payable in relation to the payment facilitation plans.

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2009, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A. and YPF S.A..

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2009 and 2008 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 12-31-09
								FOR THE YEAR			
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	ANNUAL RATE (1)	AMOUNT (2)	ACCUMULATED AT END OF YEAR	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,602	-	-	-	75,602	22,887	-	2.0%	1,403	24,290	51,312
High pressure mains	273,030	-	5,356	(1,084)	277,302	165,765	(731)	2.22% to 10%	10,142	175,176	102,126
Medium and low pressure mains	1,602,778	-	53,556	(14,658)	1,641,676	476,414	(6,796)	1.19% to 10%	37,622	507,240	1,134,436
Pressure regulating stations	59,681	-	4,292	-	63,973	33,823	-	4% to 12.5%	2,024	35,847	28,126
Consumption measurement installations	336,050	-	6,113	(122)	342,041	126,890	(52)	2.85% to 5%	12,578	139,416	202,625
Other technical installations	46,938	-	2,876	-	49,814	38,616	-	6.67%	2,768	41,384	8,430
Machinery, equipment and tools	27,044	-	613	(74)	27,583	25,282	(74)	6.67% to 20%	381	25,589	1,994
Computer and telecommunications equipment	157,312	-	1,751	(85)	158,978	147,906	(84)	5% to 50%	2,667	150,489	8,489
Vehicles	9,196	-	1,564	(367)	10,393	7,992	(367)	10% to 20%	633	8,258	2,135
Furniture and fixtures	5,456	-	6	(1)	5,461	5,433	-	10% to 20%	11	5,444	17
Materials	9,330	16,510	(17,175)	(388)	8,277	-	-	-	-	-	8,277
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	57,584	86,815	(59,484)	-	84,915	-	-	-	-	-	84,915
Advances to fixed assets suppliers	1,032	2,431	(3,093)	-	370	-	-	-	-	-	370
Subtotal	2,678,748	105,756	(3,625)	(16,779)	2,764,100	1,051,008	(8,104)	-	70,229	1,113,133	1,650,967
Distribution network extensions constructed by third parties	59,742	-	3,631	(1)	63,372	11,907	-	1.82% to 2.38%	1,221	13,128	50,244
Offsetting item for distribution network extensions	(5,323)	-	(6)	-	(5,329)	(408)	-	2% to 2.38%	(119)	(527)	(4,802)
Allowance for obsolescence of materials (Exhibit E)	(609)	-	-	80	(529)	-	-	-	-	-	(529)
Allowance for disposal of fixed assets (Exhibit E)	(8,850)	(7,439)	-	8,839	(7,450)	-	-	-	-	-	(7,450)
Total as of December 31, 2009	2,723,708	98,317	-	(7,861)	2,814,164	1,062,507	(8,104)	-	71,331	1,125,734	1,688,430
Total as of December 31, 2008	2,654,322	78,367	-	(8,981)	2,723,708	1,001,049	(7,710)	-	69,168	1,062,507	1,661,201

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

EXHIBIT D

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008

ALLOWANCES

MAIN ACCOUNT	12-31-09					12-31-08
	BALANCE AT BEGINNING OF YEAR	INCREASE		DECREASE	BALANCE AT END OF YEAR	BALANCE AT END OF YEAR
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	13,905	8,174	(1)	(4,701)	17,378	13,905
For obsolescence of materials						
Inventories	1,710	167	(2)	(42)	1,835	1,710
Fixed assets	609	-		(80)	529	609
For disposal of fixed assets	8,850	7,439	(3)	(8,839)	7,450	8,850
Valuation allowance on deferred income tax assets	23,279	(173)	(5)	(23,106)	-	23,279
Valuation allowance on minimum notional income tax	-	21,066	(5)	-	21,066	-
Total	48,353	36,673		(36,768)	48,258	48,353
Included in liabilities						
For contingencies						
Executive proceedings	9,883	4,842		(385)	14,340	9,883
Turnover tax GCABA	5,740	1,238		-	6,978	5,740
Rates and charges	20,192	1,067		-	21,259	20,192
Income tax - Doubtful accounts deduction	-	837		-	837	-
Fines GCBA	16,607	6,051		-	22,658	16,607
Others	9,921	(3,590)		(1,627)	4,704	9,921
Total contingencies	62,343	10,445	(4)	(2,012)	70,776	62,343

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H.
(5) Charged in results in the line Income tax (Note 2.5.i) and 2.5.j)).

EXHIBIT F

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008

OPERATING COST

EXHIBIT G

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008

FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	12-31-09				12-31-08	
	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands			Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS						
CURRENT ASSETS						
Cash and banks						
Cash	US$	30	3.7600	113	31	107
	LBE	4	6.0765	24	4	21
	Euros	3	5.3952	16	3	15
	Real	3	2.1400	6	4	6
	Canadian dollars	1	3.5737	4	1	4
	Russian rublo	8	0.1268	1	9	1
Banks	US$	606	3.7600	2,279	6,875	23,463
Investments	US$	315	3.7600	1,184	10	34
Trade receivables	US$	11,723	3.7600	44,078	7,948	27,127
Other receivables	US$	445	3.7600	1,673	344	1,173
Total Current Assets				49,378		51,951
TOTAL ASSETS				49,378		51,951
LIABILITIES						
CURRENT LIABILITIES						
Accounts payable	US$	10,991	3.8000	41,766	5,747	19,846
	Euros	50	5.4530	273	3	14
	LBE	22	6.1488	135	7	36
Financial debts						
Negotiable obligations (face value)	US$	21,085	3.8000	80,121	-	-
	Euros	303	5.4530	1,653	303	1,452
Interest and other expenses payable to foreign financial institutions	US$	23	3.8000	88	23	80
	Euros	162	5.4530	884	140	670
Total Current Liabilities				124,920		22,098
NON-CURRENT LIABILITIES						
Financial debts						
Negotiable obligations (face value)	US$	196,016	3.8000	744,860	217,100	749,648
	Euros	26,070	5.4530	142,162	26,070	124,895
Total Non-Current Liabilities				887,022		874,543
TOTAL LIABILITIES				1,011,942		896,641

US$: United States Dollars

LBE: Pounds Sterling

EXHIBIT H

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008

EXPENSES INCURRED

MAIN ACCOUNT	12-31-09						12-31-08
	FIXED ASSETS EXPENSES	OPERATING EXPENSES GAS SALES	OPERATING EXPENSES PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	3,551	35,368	-	35,840	31,263	106,022	91,858
Social security contributions	1,432	10,488	-	8,616	9,450	29,986	24,206
Directors´and members of Surveillance committee fee	-	-	-	1,082	-	1,082	858
Fees for professional services	-	634	-	6,243	236	7,113	4,305
Technical operator's fees	-	-	-	-	-	-	9,029
Sundry materials	-	4,480	-	-	-	4,480	3,820
Fees for sundry services	-	15,355	-	1,363	10,991	27,709	21,826
Postage, telephone and fax	-	678	-	1,028	8,240	9,946	6,227
Leases	-	102	-	1,813	1,160	3,075	2,701
Transportation and freight charges	-	-	-	790	-	790	632
Office materials	-	494	-	1,364	99	1,957	1,724
Travelling expenses	-	325	-	342	83	750	832
Insurance premium	-	-	-	2,949	-	2,949	2,282
Fixed assets maintenance	-	22,266	-	10,360	126	32,752	26,285
Fixed assets depreciation	-	67,386	-	3,945	-	71,331	69,168
Taxes, rates and contributions	-	1,623	40	10,780	34,678	47,121	38,784
Publicity	-	-	-	-	1,967	1,967	1,020
Doubtful accounts	-	-	-	-	8,174	8,174	1,259
Bank expenses and commissions	-	-	-	167	6,219	6,386	5,513
Contingencies reserve	-	-	-	10,445	-	10,445	12,702
Others	-	8,709	-	532	212	9,453	(3,707)
Total as of December 31, 2009	4,983	167,908	40	97,659	112,898	383,488	321,324
Total as of December 31, 2008	3,399	146,510	42	83,037	88,336	321,324

METROGAS S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

December 31, 2009	December 31, 2008
	Thousands of Ps.	
ASSETS		
CURRENT ASSETS		
Cash and deposits in banks (Note 4 a))	50,289	48,294
Investments (Note 4 b))	58,043	50
Trade receivables, net (Note 4 c))	122,211	130,326
Other receivables (Note 4 d))	11,481	10,710
Inventories, net (Note 4 e))	3,834	3,766
Total current assets	245,858	193,146
NON-CURRENT ASSETS		
Other receivables (Note 4 f))	220,948	190,681
Investments (Exhibit C)	26,018	15,090
Fixed assets, net (Exhibit A)	1,688,430	1,661,201
Total non-current assets	1,935,396	1,866,972
Total assets	2,181,254	2,060,118
LIABILITIES		
CURRENT LIABILITIES		
Debts		
Accounts payable (Note 4 g))	198,488	129,465
Financial debt (Note 4 h))	82,777	2,202
Payroll and social security payable	22,857	18,199
Taxes payable (Note 4 i))	52,841	32,518
Other liabilities	8,080	6,311
Total debts	365,043	188,695
Provision for contingencies (Exhibit E)	70,776	62,343
Total current liabilities	435,819	251,038
NON-CURRENT LIABILITIES		
Financial debt (Note 4 j))	837,857	813,125
Taxes payable	9,977	20,012
Total non-current liabilities	847,834	833,137
Total liabilities	1,283,653	1,084,175
SHAREHOLDERS' EQUITY (as per related statements)	897,601	975,943
Total	2,181,254	2,060,118

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF INCOME

AS OF DECEMBER 31, 2009 AND 2008

December 31,	
	2009	2008
	Thousands of Ps., except for per share information	
Sales (Note 4 k))	878,852	779,007
Operating cost (Exhibit F)	(643,243)	(528,432)
Gross profit	235,609	250,575
Administrative expenses (Exhibit H)	(97,240)	(82,900)
Selling expenses (Exhibit H)	(102,434)	(83,480)
Operating income	35,935	84,195
Equity in income of controlled company	31,582	15,582
Financing and holding results generated by assets		
Holding results	2,270	708
Discount of long term other receivables result	(1,482)	3,558
Interest on commercial operations	9,568	6,880
Interest on financial operations	1,587	6,255
Exchange gain on financial operations	2,283	436
Financing and holding results generated by liabilities		
Interest on commercial operations	334	(452)
Interest on financial operations	(69,716)	(59,183)
Discount of long term financial debt result	(18,524)	(16,247)
Exchange loss on comercial operations	(420)	(161)
Exchange loss on financial operations	(87,610)	(67,145)
Others	(2,509)	(2,918)
Other income net	13,409	5,644
Loss before income tax	(83,293)	(22,848)
Income tax (Note 3.5.j))	4,951	9,299
Net loss for the year	**(78,342)**	**(13,549)**
Basic loss per share (Note 3.6.)	**(0.14)**	**(0.02)**
Diluted loss per share (Note 3.6.)	**(0.14)**	**(0.02)**

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

AS OF DECEMBER 31, 2009 AND 2008

METROGAS S.A.

STATEMENTS OF CASH FLOWS

AS OF DECEMBER 31, 2009 AND 2008

December 31,	
	2009	2008
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the year	(78,342)	(13,549)
Financial debt interest expense accrued during the year	69,716	59,183
Income tax accrued during the year	(4,951)	(9,299)
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in income of controlled company	(31,582)	(15,582)
Depreciation of fixed assets	71,331	69,168
Net book value of fixed assets retired	(243)	1,271
Allowance for doubtful accounts	5,618	1,259
Allowance for inventory obsolescence	167	140
Allowance for disposal of fixed assets	7,439	5,767
Contingency provision	10,445	12,702
Materials consumed	8,009	2,728
Exchange differences on financial operations	87,610	67,145
Discount of long term financial debt result	18,524	16,247
Discount of long term other receivables result	1,482	(3,558)
Changes in assets and liabilities		
Trade receivables	2,497	(30,331)
Other receivables	(27,569)	(18,400)
Inventories	(8,244)	(3,369)
Accounts payable	69,023	16,992
Payroll and social security payable	4,658	4,770
Taxes payable	11,411	(2,031)
Other liabilities	1,769	875
Contingency provision	(401)	(744)
Minimum notional income tax paid for the year	(2,734)	(6,724)
Net cash provided by operating activities	215,633	154,660
Cash flow used in investing activities		
Increase in fixed assets	(105,756)	(84,169)
Dividends collected from MetroENERGÍA	20,654	15,763
Net cash used in investing activities	(85,102)	(68,406)
Cash flow used in financing activities		
Loans	31	416
Payment of loans	-	(3,260)
Interest paid for the year	(70,574)	(61,212)
Net cash used in financing activities	(70,543)	(64,056)
Increase in cash and cash equivalents	59,988	22,198
Cash and cash equivalents at the beginning of the year	48,344	26,146
Cash and cash equivalents at the end of the year	108,332	48,344

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

(1) From cash and cash equivalents at the end of the year, Ps. 54,106 thousand corresponding to balances related to Trust Funds were deposited in January 2010.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, Note 8 and Note 14, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of tariff renegotiation with the Government is described in Note 8.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE which adopts, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board). The application of such standards will became obligatory for companies with fiscal year beginning on January 1, 2012. As of the date of issuance of these financial statements, the Board of Directors of is assessing the specific implementation plan.

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the financial statements as of December 31, 2009 and 2008.

The rate used for restatement of items was the IPM published by the National Institute of Statistic and Census.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.4. Comparative information

Balances as of December 31, 2008 and results for the year ended as of such date disclosed in these financial statements for comparative purposes, arises from the financial statements as of such dates.

Certain amounts in the financial statements for the year ended on December 31, 2008 were reclassified for presentation on a comparative basis with those for the current year.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the year.

Units in mutual funds were valued at their market value at the end of the year.

Saving accounts deposits and time deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each year.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specifics risks of the debt.

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the year. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

g) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

h) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of December 31, 2009 and 2008 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the year.

i) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the year ended December 31, 2009 and 2008 amounted to Ps. 4,983 thousand and to Ps. 3,399 thousand, respectively.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

j) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value accordingly tax purposes.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation allowance	Total
	Thousand of Ps.
Balances as of December 31, 2008	23,279	15,366	21,704	8,478	1	(23,279)	45,549
Movements of the year	(9,811)	4,442	3,592	580	210	23,279	22,292
Balances as of December 31, 2009	13,468	19,808	25,296	9,058	211	-	67,841

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2008	(8,944)	(21,497)	341	(30,100)
Movements of the year	(383)	4,289	(180)	3,726
Balances as of December 31, 2009	(9,327)	(17,208)	161	(26,374)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 13,468 thousand at the end of the year. That tax loss carry forward can be offset against profits for future years, expiring in 2014.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Based on management's estimates, at the beginning of the year MetroGAS had recorded a valuation allowance for the total deferred income tax assets generated by tax loss carry forward registered as of that date of Ps. 23,279 thousand which was applied to tax loss carry forward expired in the present year.

Net deferred assets derived from the information included in the preceding tables amount to Ps. 41,467 thousand at the end of the year and Ps. 15,449 thousand at the beginning of the year.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount to Ps. 263 million at end of the year and Ps. 277 million, at nominal values, at the beginning of the year. The difference of Ps. 14 million would have impacted in the result of the year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

k) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2019.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum notional income tax which amounts to Ps. 21,066 thousand at the end of the year.

l) Severance pay

Severance payments made to employees are expensed as incurred.

m) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

n) Contingency provision

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciation of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted (loss) income per share

Basic and diluted (loss) income per share is calculated based on weighted average shares at December 31, 2009 and 2008, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are disclosured in Note 2.7 to the consolidated financial statement.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 4.00% as of December 31, 2009 and 2008 2) time deposits at an annual average rate in pesos of 9.75% and in dollars of 0.25% as of December 31, 2009 and 3) mutual funds at an annual average rate of 5.8% as of December 31, 2009.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debt (Note 9) and Taxes payable in relation to the payment facilitation plans.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2009, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively. MetroGAS renders certain services to MetroENERGÍA.

These financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A. and YPF S.A..

  Rendering of services and gas and transportation sales to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2009 and 2008 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a year of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

As a result of the measures adopted, mentioned in Note 2, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiations of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

8.3. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

On July 3, 2003, by means of Executive Order No. 311/03, the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the previous CRC.

Although MetroGAS strictly complied with the submittance of all information required, and the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, there was an exchange of proposals between the parties and the National Government the process is still delayed being not possible to achieve an agreement.

The Emergency Law, which was originally to be due in December 2003, was extended consecutively by the approval of different laws, up to December 31, 2011. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

In order to achieve an agreement, several draft proposals were exchanged with the UNIREN during 2008.

On September 22, 2008, MetroGAS signed a Temporary Agreement with the UNIREN which was ratified by the Shareholder's Meeting on October 14, 2008 and approved by the PEN on March 26, 2009 by Decree No. 234 published on April 14, 2009. The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1o., 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The resulting increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No. 1,070/08 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

The Temporary Agreement stipulates that residential customers with consumption up to 800 CM/year will have no increase in tariffs (62% of the customers and 25% of volumes of MetroGAS' residential customers). Tariff increases will be applied to charges per unit of consumption and reserve capacity charge but will not be applied neither to fixed charges nor minimum charges. The increase will be higher for higher level of consumption, and daily differences accumulated for gas purchases of previous periods will be eliminated. Likewise, the rates and charges that the Company is authorized to charge are adjusted by 25% .

On September 24, 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management Control dependent on the MPFIPyS. On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered. However, as of the date of issuance of these financial statements, ENARGAS has not yet issued the respective tariff charts arise from the Temporary Agreement. Thus, the Company has not registered nor invoiced the effects of the mentioned Temporary Agreement as of December 31, 2009.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation. It contains some changes of form, but unfortunately no consensus has been reached so far to achieve an agreement that may satisfy both the interests of the National Government and the ones of the Company and its shareholders.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4. Changes in Regulation

8.4.1 Unbundling of natural gas

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the above mentioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

Dated on December 22, 2005, the Energy Secretariat ("ES") passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

The schedule stipulated that: a) users with annual equal or over 30,000m3/month and up to 150,000m3/month had to purchase gas in a direct way as from January 1, 2006, b) users with annual consumptions equal or over 15,000m3/month and under 30,000m3/month had to purchase gas in a direct way as from March 1, 2006, c) users with annual consumptions over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 through Resolution No. 275/06).

Moreover, such Resolution excluded non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions from the spectrum of customers that as from the stated dates have to acquire natural gas directly from producers and/or marketers.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Additionally, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and stipulated a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an offer and demand system within the EGM.

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM. This obligation applicable to gas distribution companies was extended to any purchase made under such procedure.

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG was in force until December 31, 2007.

The procedures established for CNG to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent was celebrated in April 2009.

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations' confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies' nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/2008 by the ES was published on October 1st, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement approved by the ES Resolution No. 1,070/2008 , the ENARGAS Resolution No. I/409/2008, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/2008 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/2008 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1 , 2008 for NCG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/2008 was Published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/2008, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/2008, published on the same day approving the new tariff scheme to be applied reflecting those new increased prices for natural gas.

8.4.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 and kept it in force during 2008 and 2009; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/2007 by the MPFIPyS (Ministry of Federal Planning , Public Investment and Services) created the above mentioned Total Energy Plan, then ruled , enlarged and extended while in force by Provision No. 74/2007 from the Secretariat of Interior Commerce ("SCI"),Resolution No. 54/2007 from the Secretariat of Coordination and Management Control (SSCCG), Resolution MPFIPyS No. 121/2008, SSCCG Provision No. 30/2008 and Provision SSCCG No. 287/2008. The Total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA, who shall be in charge or shall get third parties to be in charge of designing, constructing, receiving, transporting, operating, maintaining and administering a system to deliver propane-air to be injected into the medium pressure natural gas distribution network in the Province of Buenos Aires. In connection to this last matter, ENARGAS Resolution No. I/259/2008 was published on May 14, 2008 by means of which new specifications were set

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

for natural gas as regards transportation and distribution systems, annulling ENARGAS Resolution No. 622/1998 which previously ruled that matter. Subsequently, on August 20, 2009, ENARGAS Resolution No. 831 was notified by means of which quality specifications were set for mixed and synthetic natural gas. The propane air plant ("PIPA") would inject synthetic gas into MetroGAS ' distribution system. The said plant was operated by YPF until December 31, 2009. MetroGAS is responsible to control that all quality specifications required by the ENARGAS to guarantee a safe operation are met at all times.

Through ES Resolution No. 24/2008, modified by Resolution ES No. 1,031/2008 and Resolution ES No. 695/2009, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

8.4.4 Trust Funds

Regarding the so called "specific charges" for financing extension works of the natural gas transportation system that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations , only in the case of trust charges I) on behalf and order of Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, PEN Executive Order No. 180/2004 and No. 1,216/2006, MPFIPyS Resolutions No.185/2004, No. 2008/2006 and No. 409/2007, No. 161/2008, ENARGAS Resolution No. 3,689/2007 and ENARGAS Notes No. 6,398 /2007, No. 4,381/2007, No. 808/2007, No. 1,989/2005 and No. 3,937/2005), there are cases in which MetroGAS' customers who, being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until reaching a solution. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges. MetroGAS has been complying with this measure up to this date. In other cases, the said precautionary measures were judicially revoked at subsequent proceedings and as of the date of these financial statements MetroGAS is waiting for instructions from Nación Fideicomisos S.A. concerning the way to collect outstanding debts from industries compelled to pay the specific charges at issue for unpaid capital and accrued interests during the period when those precautionary measures were in force.

Moreover, Executive Order No. 2,067/2008, Published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports and every necessary measure to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/2008 published on December 23, 2008, ruled the activities of the said Trust Fund stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/2008, also published on December 23, 2008, stipulated the implementation, as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue being those charges payable by residential customers with annual consumptions over 1,000 m3.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

In June 4, 2009, ENARGAS issued Resolution No.768, establishing, to MetroGAS's residential customers with annual consumptions between 1,001 and 1,500 m3, categories R3 1o. y R3 2o., an exception in charges imposed by Resolution No. 2,067/08, for the period between May 1 and August 31, 2009. On August 18, 2009, the ENARGAS notified the Resolution No. 828/2008 which extended the exemption implemented by the Resolution No. 768 mentioned before up to October 1st, 2009, and ruled a subsidy of 100 % for consumptions between June and July, 2009, and of 70 % for consumptions between August and September, 2009 for customers obliged to pay charges imposed by the mentioned Resolution.

On August 19, 2009, the ENARGAS notified the Note No. 9,097 whereby MetroGAS was requested to highlight in the invoices the amount corresponding to the subsidy derived from the implementation of the Resolution No. 828, and to incorporate diagonally and with special typography the legend that reads "Consume subsidised by the National State", and also attaching to the invoice a document with the specification of the cost of the service if same were provided in cities of Brazil, Uruguay and Chile, as well as the indication of the hypothetical consumption of the volume invoiced by means of gas bottles of liquefied fuel gas.

Finally, through Note No. 11,821, the ENARGAS notified the protective order issued in the case entitled "Defensor del Pueblo de la Nación - Inc. Med. C/Estado Nacional - Decreto Nro. 2,067/2008 -  Resolución No. 1,451/2008 y Otro S/Proceso de Conocimiento", Case No. 6,530/2009 before the National Court of Appeals with jurisdiction on federal administrative claims, informing the continuity of the validity and the application of the regime established by Decree 2,067/2008 and the mandatory implementation of a process allowing users obliged to pay the charge to cancel their invoices, excluding the Charge 2,067/2008 plus the corresponding VAT, this payment being thus considered an advance payment. Should the applicability of the Charge 2,067/2008 be confirmed, MetroGAS could duly claim the Charge 2,067/2008.

8.4.5 Municipal Rates

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines. Notwithstanding this, and without detriment to the many requests presented by MetroGAS, and the right it posses , as of the date of issuance of these financial statements the ENARGAS has not authorized any reallocation on tariffs of payments made to the different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires ("CABA"), regarding these concepts.

Given the lack of approval of the passing to the tariffs of the Study, revision and inspection of works in public spaces levy of the GCABA and of the Occupancy of public space levy of the GCABA and of the Municipalities of the Province of Buenos Aires mentioned, MetroGAS has filed two legal protection proceedings for payment in arrears against the Undersecretary of Coordination and Management control, who shall answer in accordance with the terms of Resolution MPFIPyS No. 2,000/2005 in relation with the Study, revision and inspection of works in public spaces levy and the Occupancy of public space levy of the GCABA and five

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

legal proceedings for the protection of rights for payment in arrears against the ENARGAS that still has not given the intervention related to the above mentioned Undersecretary in relation to the Occupancy of public space levy of the Province of Buenos Aires. On December 7, 2009,

MetroGAS was dully notified about the verdict pronounced on the case record created for the protection proceeding for default payments concerning the pass-through request in the case of

Ezeiza, granting the ENARGAS 30 business days to solve this issue. The ENARGAS appealed to the sentence, without detriment to that , submitted the file under consideration to the Subsecretariat of Coordination and Management Control according to what is stipulated by Resolution No. 2,000/05.

MetroGAS considers that it has an acquired right to be recognized the reallocation on tariffs of the amounts paid for the Study, Revision and Inspection of Public Spaces Levy of the GCABA and for the Occupation for Public Spaces Levy corresponding to CABA, Esteban Echeverría, Almirante Brown, Ezeiza and Florencio Varela every time it is thus stipulated within the regulatory framework of the gas industry. Law No. 24,076 (Exhibit 41) and Executive Order No. 2,255/92 (Exhibit 9.6.2) stipulate that variations of costs resulting from tax changes, shall be reflected on tariffs, that's why Ps 49,990 million and Ps 74,063 million have been registered for these concepts under the heading Other Non current credits, respectively. (Note 4.f).

This consideration is supported by the ruling of the Argentine Supreme Court of Justice that, in the cases "Gas Natural BAN c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ Acción meramente declarativa", stated that point 9.6.2 of Executive Decree No. 2,255/92 stipulated that costs variations originated by changes in tax regulations shall be reallocated on tariffs in accordance to what is laid down in Section 41 of Law No. 24,076.

In virtue of what has been expressed, and in accordance to what is established in the legislation in force and the resolution issued by the General Directorate of Legal Affairs from the Ministry of Economy, MetroGAS considers that these said credits are recoverable.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as of December 31, 2009 and 2008:
	December 31,
	2009			2008
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Obligations (1)
Series B	1,653	7.375%	09/27/2002	1,452	7.375%	09/27/2002
Interest payable	972	-	-	750	-	-
Overdraft	31	12%	-	-	-	-

Negotiable Obligations (2)
Series 1	801,213	8% (3)	12/31/2014 (6)	728,050	8% (3)	12/31/2014 (6)
Series 2 Class A	23,768	5% (4)	12/31/2014 (7)	21,598	4% (4)	12/31/2014 (7)
Series 2 Class B	142,162	3.8% (5)	12/31/2014 (7)	124,895	2.8% (5)	12/31/2014 (7)
Actual value discount	(49,165)	-		(61,418)	-
Total financial debt	920,634			815,327

  Correspond to the Global Program for issuing unsecured non-convertible Negotiable Bonds, approved by the Extraordinary Shareholders' Meeting held on December 22, 1998.

  Correspond to the Global Program mentioned in point (1) extended for 5 years by the Extraordinary Shareholders' Meeting held on October 15, 2004.

  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16-2/3% each subsequent June 30 and December 31 until December 31, 2014.

NOTE 9 - FINANCIAL DEBT (Contd.)

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Furthermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company's indebtedness ratio.

NOTE 9 - FINANCIAL DEBT (Contd.)

  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations.

  Limitation on transactions with controlling company, controlled company or under common control.

Pursuant to the excess cash provision mentioned on the first bullet, the Company calculated the respective amount for the period began on October 1st, 2008 and finished on March 31, 2009 and for the period began on April 1st, and finished on September 30, 2009, from which no excess cash was computed as a result. Moreover, all of the mentioned restrictions has been complied by the Company, including the payment obligations acquired under the actual global program of Negotiable bonds.

As from the time that new Series were issued up to December 31, 2009, the Company carried out market purchases amounting to accumulative principal amount of the Series 1 Notes of US$ 25.4 million. The Company did not carry out market purchases in the year ended December 31, 2009 and 2008. Moreover, Metrogas's Board of Directors has contracted as financial adviser to Barclays Plc in order to work together with MetroGAS to find the best possible alternative to timely refinance the Company's outstanding debt.

NOTE 10 - COMMON STOCK

As of December 31, 2009, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of December 31, 2009	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

NOTE 10 - COMMON STOCK (Contd.)

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

After the first five years following the transfer date, any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Dividend distribution in cash will depend on the Company's indebtedness ratio until the Company has redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Ashmore Funds") and by Marathon ("Marathon Funds"), by means of which Gas Argentino would cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Ashmore Funds and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Ashmore Funds and Marathon Funds, respectively. Such agreement was, among other conditions, subject to the approval of the ENARGAS and of the Secretariat of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia - "CNDC"). Through Resolution No 1/097 dated September 14, 2007, the ENARGAS approved the transference of shares, remaining pending the agreement of the CNDC and the approval of the Secretariat of Interior Commerce.

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the restructuring agreement dated December 7, 2005. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino's financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained.

On May 11, 2009, Gas Argentino received the notification of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, the Board of Director of Gas Argentino decided to file a judicial motion of Insolvency Procedure. On June 8, 2009, the Argentine Courts admitted the Insolvency Procedure and, consequently, ordered the suspension of all economical cases filed against Gas Argentino. At the date of this financial statements, the verification period of credits is ended, the Bankruptcy Receiver submitted its individual report on credits and the judicial resolution that determines the acceptance of verification requests was issued in February 2009.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since inappropriate retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

On March 6, 2008, the Board of Directors of MetroGAS approved Class "C" shares conversion to Class "B" shares, requested by the PPP Executive Committee on March 3, 2008.

On May 21, 2008, MetroGAS received a letter from the CNV notifying that share conversion will remain subject to the presentation of the Resolution of National Government approving the fully payment of the outstanding balance of the acquisition price of the Class "C" shares. The mentioned fully payment was approved by the ME through Resolution of National Government No. 252, on August 22, 2008.

On December 30, 2008, the PPP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notices.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services.

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Bulletin through which was approved the proposed draft of the "Agreement with Natural Gas Producers 2007-2011", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), (ii) indicates certain price adjustment parameters depending the type of consumer, and (iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. At the date of issuance of these financial statements, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither comply with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

Contracts that originally due on December 31, 2006 were kept in the same conditions, including prices, until July 31, 2007. As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

Due to MetroGAS understanding that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company has carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

Based on these renegotiations, the gas supply contracted as of December 31, 2009 is the following:

Daily average volumes for the years
2010

MMCM/d (1)	0.32
MMCF/d (2)	11.17

According to the above-mentioned long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

Daily average volumes for the years
2010

MMCM/d (1)	0.28
MMCF/d (2)	10.05
Amounts committed (3)	7.53

(1) Million of cubic meters per day. In order to estimate the volumes, it was considered only contracts in force and not the Energy Secretariat Resolution No. 599/07.

(2) Million of cubic feet per day.

(3) Million of pesos. We have considered prices established in the Resolution ES No. 1,417/08, considering the percentages by segments obtained from historical information of the Company.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken as of December 31, 2009.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2009 and 2021, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2009.

The estimated annual valuation of firm transportation under these contracts is, as follows:

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provided technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date and was renewed for an additional eight-year term beginning December 28, 2000, in the same terms and conditions of the original agreement, expiring on December 28, 2008.

On March 6, 2009, MetroGAS's Board of Directors decided not to renew the agreement, due to the fact that during the years in force, the Company acquired the necessary knowledge to assure the reliability, security and efficiency of the distribution services.

The accrued expenses as of December 31, 2008 resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with BG International Limited as from that date derived from this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 10 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its judgment No. 112/2006 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No 95/08, 96/08 and 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 27 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

As of December 31, 2009, the Company registered an allowance of Ps. 6,978 thousand for the contingency related to the difference on the determination of the income and expenses rate.

15.2. Rates and charges

Through resolution No. 2,778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2009 the total amount demanded by the ENARGAS amounted to Ps. 21,259 thousand, including interests and fines, which has been recorded as a provision.

15.3. Fines Government of the City of Buenos Aires - Works in public roadway.

On January 25, 2008, through Law No. 2,634, and its Regulation Decree No. 238/2008 published on March 28, 2008, the new regime of openings and/or breaks in public roadway of the City of Buenos Aires was created and regulated, which specifies charges to pay for works in public spaces and establishes that closing works have to be made by GCBA, previous payment from the authorized companies to make openings. After that and in force as from November 1, 2009, the Government of the Autonomous City of Buenos Aires modified the procedure to repair sidewalks once more and stated that those companies which made holes in sidewalks have to repair and close them for good.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

The GCBA's Control of Special Misdemeanours Agency sanctioned MetroGAS in several causes. As of December 31, 2009, the Company is discharging the notified administrative infractions, and requesting the pass to the contravencional justice to made the corresponding defenses, in order to obtain the declaration of the law unconstitutionality and the irrationality of the fines and, consequently, the rejection of the imposed sanctions. As of December 31, 2009, the Company has registered an allowance of Ps. 837 thousand related to this concept.

15.4. Interpretation disagreements with the Regulatory Authority.

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. As of December 31, 2009, the Company has registered an allowance of Ps. 22,658 thousand related to this concept.

Juan Carlos Fronza
President

METROGAS S.A.

EXHIBIT A

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 12-31-09
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE YEAR		ACCUMULATED AT END OF YEAR	
								ANNUAL RATE (1)	AMOUNT (2)		
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,602	-	-	-	75,602	22,887	-	2%	1,403	24,290	51,312
High pressure mains	273,030	-	5,356	(1,084)	277,302	165,765	(731)	2.22% to 10%	10,142	175,176	102,126
Medium and low pressure mains	1,602,778	-	53,556	(14,658)	1,641,676	476,414	(6,796)	1.19% to 10%	37,622	507,240	1,134,436
Pressure regulating stations	59,681	-	4,292	-	63,973	33,823	-	4% to 12.5%	2,024	35,847	28,126
Consumption measurement installations	336,050	-	6,113	(122)	342,041	126,890	(52)	2.85% to 5%	12,578	139,416	202,625
Other technical installations	46,938	-	2,876	-	49,814	38,616	-	6.67%	2,768	41,384	8,430
Machinery, equipment and tools	27,044	-	613	(74)	27,583	25,282	(74)	6.67% to 20%	381	25,589	1,994
Computer and telecommunications equipment	157,312	-	1,751	(85)	158,978	147,906	(84)	5% to 50%	2,667	150,489	8,489
Vehicles	9,196	-	1,564	(367)	10,393	7,992	(367)	10% to 20%	633	8,258	2,135
Furniture and fixtures	5,456	-	6	(1)	5,461	5,433	-	10% to 20%	11	5,444	17
Materials	9,330	16,510	(17,175)	(388)	8,277	-	-	-	-	-	8,277
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	57,584	86,815	(59,484)	-	84,915	-	-	-	-	-	84,915
Advances to fixed assets suppliers	1,032	2,431	(3,093)	-	370	-	-	-	-	-	370
Subtotal	2,678,748	105,756	(3,625)	(16,779)	2,764,100	1,051,008	(8,104)	-	70,229	1,113,133	1,650,967
Distribution network extensions constructed by third parties	59,742	-	3,631	(1)	63,372	11,907	-	1.82% to 2.38%	1,221	13,128	50,244
Offsetting item for distribution network extensions	(5,323)	-	(6)	-	(5,329)	(408)	-	2% to 2.38%	(119)	(527)	(4,802)
Allowance for obsolescence of materials (Exhibit E)	(609)	-	-	80	(529)	-	-	-	-	-	(529)
Allowance for disposal of fixed assets (Exhibit E)	(8,850)	(7,439)	-	8,839	(7,450)	-	-	-	-	-	(7,450)
Total as of December 31, 2009	2,723,708	98,317	-	(7,861)	2,814,164	1,062,507	(8,104)	-	71,331	1,125,734	1,688,430
Total as of December 31, 2008	2,654,322	78,367	-	(8,981)	2,723,708	1,001,049	(7,710)	-	69,168	1,062,507	1,661,201

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008

ALLOWANCES

METROGAS S.A.

EXHIBIT F

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008

OPERATING COST

METROGAS S.A.

EXHIBIT G

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008

FOREIGN CURRENCY ASSETS AND LIABILITIES

METROGAS S.A.

EXHIBIT H

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008

EXPENSES INCURRED

MAIN ACCOUNT	12-31-09						12-31-08
	FIXED ASSETS EXPENSES	OPERATING EXPENSES GAS SALES	OPERATING EXPENSES PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	3,551	35,368	-	35,837	30,545	105,301	91,310
Social security contributions	1,432	10,488	-	8,616	9,323	29,859	24,111
Directors´and members of Surveillance committee fee	-	-	-	1,082	-	1,082	858
Fees for professional services	-	634	-	6,005	143	6,782	4,188
Technical operator´s fees	-	-	-	-	-	-	9,029
Sundry materials	-	4,480	-	-	-	4,480	3,820
Fees for sundry services	-	15,355	-	1,363	10,991	27,709	21,826
Postage, telephone and fax	-	678	-	1,028	8,240	9,946	6,227
Leases	-	102	-	1,813	1,160	3,075	2,701
Transportation and freight charges	-	-	-	739	-	739	603
Office materials	-	494	-	1,337	98	1,929	1,704
Travelling expenses	-	325	-	342	58	725	805
Insurance premium	-	-	-	2,949	-	2,949	2,282
Fixed assets maintenance	-	22,266	-	10,360	126	32,752	26,285
Fixed assets depreciation	-	67,386	-	3,945	-	71,331	69,168
Taxes, rates and contributions	-	1,623	40	10,752	28,162	40,577	34,900
Publicity	-	-	-	-	1,619	1,619	857
Doubtful accounts	-	-	-	-	5,618	5,618	1,259
Bank expenses and commissions	-	-	-	125	6,185	6,310	5,452
Contingencies reserve	-	-	-	10,445	-	10,445	12,702
Others	-	10,367	-	502	166	11,035	(3,259)
Total as of December 31, 2009	4,983	169,566	40	97,240	102,434	374,263	316,828

Total as of December 31, 2008	3,399	147,007	42	82,900	83,480	316,828

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of December 31, 2009 and 2008, as well as its statements of income and cash flow for the year ended December 31, 2009 and 2008, with the financial statements of its controlled company ("MetroENERGÍA") in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase in internal prices and the pesification of prices and tariffs of public services.

Moreover, the provisions of the Emergency Law modified standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

These situations have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions.

As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

In Notes 2, 8 and 14 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees and the uncertainties generated about the future results of the Company.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

According to changes in regulations (see Note 8.4.1 to the primary financial statements) the Board of Directors of MetroGAS decided to constitute MetroENERGÍA S.A. ("MetroENERGÍA"), on April 20, 2005; MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

In the framework of the license renegotiation process, on September 2008, the UNIREN sent an alternative proposal to MetroGAS which involves the celebration of a Temporary Agreement, which establishes a Transitional Tariff Regime as from September 1st, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services.

The resulting increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No.1,070 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

On October 10, 2008, MetroGAS was notified of Resolution No. I/446 from ENARGAS that contains new tariffs for its customers, to be applied since September 1st, 2008, except GNC, which will be applied since October 1st, 2008. On December 23, 2008, MetroGAS was notified of Resolution No. I/566, which includes the new tariff charts to be applied since November 1st, 2008. It is important to mention that the tariff charts do not include the readequacy of the distribution services tariffs mentioned previously (see Note 8.4.2 to the primary financial statements).

On April 14, 2009 Decree No. 234/2009 was published in the Official Bulletin, which confirms the Temporary Agreement signed with the Company, being still pending the ENARGAS Resolution containing tariff charts with increases in distribution services.

On September 24, 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management control dependent on the MPFIPyS. On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered. However, as of the date of issuance of these financial statements, ENARGAS has not yet issued the respective tariff charts arise from the Temporary Agreement. Thus, the Company has not registered nor invoiced the effects of the mentioned Agreement as of December 31, 2009.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation. It contains some changes regarding form issues, but it maintains the requirement that direct and indirect shareholders of MetroGAS have to hold their shares in suspense against the National State subject to the enforcement of the new tariff scheme which is object to the negotiation. unfortunately no consensus has been reached so far to achieve an agreement that may satisfy both, the interests of the National Government and the ones of the Company and its shareholders.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Analysis of Operations for the year ended December 31, 2009 and 2008

The Company's sales increased by 19.2% during the year ended December 31, 2009, and operating cost increased by 25.6% compared to the previous year, thus producing an increase in gross profit of Ps. 16,032 thousand, amounting to Ps. 304,643 thousand during the year ended December 31, 2009 compared to Ps. 288,611 thousand in the previous year.

Administrative and selling expenses increased 22.9% from Ps. 171,373 thousand during the year ended December 31, 2008 to Ps. 210.557 thousand during the present year.

During the year ended December 31, 2009 an operating income of Ps. 94,086 thousand was recorded compared to Ps. 117,238 thousand recorded in the previous year.

During the year ended December 31, 2009 a financial and holding loss of Ps. 170,786 thousand was recorded compared to a loss of Ps. 130,144 thousand recorded in the previous year.

The Company's net loss for the year ended December 31, 2009 amounted to Ps. 78,342 thousand compared to a net loss of Ps. 13,549 thousand recorded in the previous year.

Operating results and financial position

Sales

The Company's consolidated sales during the year ended December 31, 2009 increased by 19.2%, amounting to Ps. 1,074,227 thousand compared to Ps. 901,564 thousand in the previous year.

Sales increase during the year ended December 31, 2009 was mainly originated by MetroGAS's sales to residential customers and to MetroENERGÍA's sales to industrial customers traded on its own behalf.

Although volumes delivered to residencial customer increased by only 2.2%, sales to this category of customers increased by 25.8%, from Ps. 415,522 thousand during the year ended December 31, 2008 to Ps. 522,532 thousand in the present year, mainly due to an increase in gas component tariff and in Company's customers.

MetroGAS's sales with gas to industrial, commercial and governmental customers decreased by 11.4% from Ps. 91,961 thousand during the year ended December 31, 2008 to Ps. 81,436 thousand in the present year, with a decrease of 16.0% in gas volumes delivered.

Sales of transportation and distribution services to power plants increased by 1.9% from Ps. 79,283 thousand during the year ended December 31, 2008 to Ps. 80,799 thousand the present year, mainly due to an increase of 0.8% in gas volumes delivered.

On the other hand, sales of transportation and distribution service to industrial, commercial and governmental customers decreased 12.7% from Ps. 67,763 thousand during the year ended December 31, 2008, to Ps. 59,169 thousand in the present year, due to the decrease of 10.3% in gas volumes delivered.

Sale of transportation and distribution service to CNG decreased by 5.9% from Ps. 40,130 thousand during the year ended December 31, 2008 to Ps. 37,772 thousand during 2009, mainly due to a decrease of 4.2% in volumes delivered and a decrease in the amounts charged for reserve of capacity.

Sale of processed natural gas increase by 32.2% from Ps. 36,910 thousand recorded during the year ended December 31, 2008, to Ps. 48,801 thousand during 2009 mainly due to an increase of 30.1% in volumes delivered and increase in the average price.

MetroENERGÍA's gas and transportation sales on its own behalf increased by 59.4% from Ps. 115,634 thousand during the year ended December 31, 2008 to Ps. 184,354 thousand during 2009, mainly as a consequence of an increase in the average price and an increase of 27.1% in volumes delivered.

Commission for operations on behalf of third parties carried out by MetroENERGÍA, increased from Ps. 7,706 thousand during the year ended December 31, 2008 to Ps. 15,889 thousand during 2009, mainly as a consequence of the increase in the average price.

The following chart shows the consolidated Company's sales by customer category for the year ended December 31, 2009 and 2008, expressed in thousands of pesos:
	For the year ended December 31, 2009	% of Sales	For the year ended December 31, 2008	% of Sales
MetroGAS
Gas sales:
Residential	522,532	48.6	415,522	46.1
Industrial, Commercial and Governmental	81,436	7.6	91,961	10.2
Subtotal	603,968	56.2	507,483	56.3

Transportation and Distribution Services
Power Plants	80,799	7.5	79,283	8.8
Industrial, Commercial and Governmental	59,169	5.5	67,763	7.5
Compressed Natural Gas	37,772	3.6	40,130	4.5
Subtotal	177,740	16.6	187,176	20.8

Processed Natural Gas	48,801	4.5	36,910	4.1

Other Gas Sales and Transportation and Distribution Services	43,475	4.0	46,655	5.2
MetroENERGÍA
Gas and transportation sales on its own behalf	184,354	17.2	115,634	12.8
Selling commission	15,889	1.5	7,706	0.8
Total of Sales	1,074,227	100	901,564	100

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the year ended December 31, 2009 and 2008, expressed in million of cubic meters:
	For the year ended December 31, 2009	% of Sales	For the year ended December 31, 2008	% of Sales
Gas sales:
Residential	1,917.9	23.3	1,877.1	22.5
Industrial, Commercial and Governmental	456.8	5.5	544.0	6.5
Subtotal	2,374.7	28.8	2,421.1	29.0
Transportation and Distribution Services
Power Plants	3,678.5	44.6	3,651.1	43.7
Industrial, Commercial and Governmental	876.0	10.6	976.1	11.7
Compressed Natural Gas	559.6	6.8	584.4	7.0
Subtotal	5,114.1	62.0	5,211.6	62.4
Processed Natural Gas	138.3	1.7	106.3	1.3
Other Gas Sales and Transportation and Distribution Services	618.5	7.5	615.7	7.3
Total delivered volume by MetroGAS	8,245.6	100.0	8,354.7	100.0

Total gas and transportation delivered volume by MetroENERGÍA on its own behalf	600.1	100.0	472.2	100.0

Operating costs

Operating costs totaled Ps. 769,584 thousand during the year ended December 31, 2009 generating a 25.6% increase compared to Ps. 612,953 thousand recorded in the previous year. This variation was mainly due to the increase in gas purchase costs, in payroll and social contributions, to the reversal of penalties with power plants recorded in the first quarter of 2008 corresponding to 2007 winter period, and to the increase in fees for sundry services, partially offset by the decrease in technical operator's fees.

Gas purchases of natural gas increased by 50.7% from Ps. 257,228 thousand during the year ended December 31, 2008 to Ps. 387,712 thousand during 2009, mainly due to an increase in gas prices at well head. During the year ended December 31, 2009, 2,948.4 million of cubic meters were acquired by MetroGAS and 492.5 million of cubic meters were acquired by MetroENERGÍA representing a decrease of 0.5% compared to the gas volumes purchased in the previous year.

Gas transportation costs increase by 2.3% during the year ended December 31, 2009 compared to the previous year, due to the increase of interruptible transportation costs.

During the year ended December 31, 2009 and 2008, the Company capitalized Ps. 4,983 thousand and Ps. 3,399 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the year ended December 31, 2009 and 2008, expressed in thousands of pesos:
	For the year ended December 31, 2009	% of Total Operating Costs	For the year ended December 31, 2008	% of Total Operating Costs

Gas purchases of natural gas and processed natural gas	387,712	50.4	257,228	42.0
Gas transportation	213,924	27.8	209,173	34.1
Depreciation of fixed assets	67,386	8.7	65,435	10.7
Payroll and social contributions	50,839	6.6	42,974	7.0
Fixed assets maintenance	22,266	2.9	19,522	3.2
Technical operator's fees	-	-	9,029	1.5
Sundry materials	4,480	0.6	3,820	0.6
Fees for sundry services	15,355	2.0	10,033	1.6
Other operating expenses	12,605	1.6	(862)	(0.1)
Capitalization of operating costs in fixed assets	(4,983)	(0.6)	(3,399)	(0.6)
Total	769,584	100.0	612,953	100.0

Administrative expenses

Administrative expenses increased 17.6% from Ps. 83,037 thousand during the year ended December 31, 2008 to Ps. 97,659 thousand during the present year. This increase was mainly due to the increase in payroll and social contributions, system maintenance expenses, tax, rates and surcharges and fees for professional services, partially offset by lower charges of fees for sundry services and of the contingency provision.

Selling expenses

Selling expenses increased 27.8% from Ps. 88,336 thousand during the year ended December 31, 2008 to Ps. 112,898 thousand during the present year, mainly due to the increase in the allowance for doubtful account, in payroll and social contributions, in tax, rates and surcharges, in postage, telephone and fax expenses and in fees for sundry services.

Financing and holding results

During the year ended December 31, 2009 a financial and holding loss of Ps. 170,786 thousand was recorded compared to a loss of Ps. 130,144 thousand recorded in the previous year. Such variation in financial and holding results was mainly due to interest and exchange loss registered in the year ended December 31, 2009, as a consequence of the increase in the exchange rate over financial debts.

Other income net

Other income net, for the year ended December 31, 2009 totaled a gain of Ps. 8,048 thousand compared to a gain of Ps. 1,408 thousand recorded in the previous year, mainly due to recovery provisions during the present year.

Income tax

During the year ended December 31, 2009, the Company registered a loss amounted to Ps. 9,392 thousand for income tax compared to a loss of Ps. 1,806 thousand registered in the previous year. Such variation was mainly due to the set up of an allowance for impairment of the minimum notional income tax in MetroGAS and to the increase in the income tax charge of MetroENERGÍA during 2009.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were Ps. 251,480 thousand during the year ended December 31, 2009 compared to Ps. 172,384 thousand during the previous year. Such variation was mainly due to the decrease in cash flows required by working capital during the present year.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 105,756 thousand during the year ended December 31, 2009, due to higher fixed assets additions, compared to Ps. 84,169 thousand used during the previous year.

Net cash flows used in financing activities

Net cash flows used in financing activities totaled Ps. 70,543 thousand during the year ended December 31, 2009, compared to Ps. 64,056 thousand used during the previous year, mainly due to higher interest paid.

Liquidity and capital resources

Financing

As of December 31, 2009, the total indebtedness of the Company was Ps. 920,634 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program, that was authorized by CNV on March 31, 2005.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii) Series B, on September 27, 2000, by the amount of Euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations (Note 9 to the primary financial statements).

Comparative consolidated balance sheets

In order to appraise the development of the Company's activities, the chart below sets forth comparative consolidated balance sheet information from the Company's consolidated financial statements as of December 31, 2009, 2008, 2007, 2006 and 2005.

Comparative consolidated statements of income

The chart below contains a summary of the consolidated statements of income for the year ended December 31, 2009, 2008, 2007, 2006 and 2005.

Comparative statistical data

The chart below shows a summary of operating data for the year ended December 31, 2009, 2008, 2007, 2006 and 2005.

Comparative ratios

The chart below contains certain financial ratios as ended December 31, 2009, 2008, 2007, 2006 and 2005.

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
December	2005	1.30	4.09
December	2006	1.19	4.07
December	2007	1.42	4.45
January	2008	1.20	3.68
February	2008	1.26	3.88
March	2008	1.25	3.90
April	2008	1.18	3.56
May	2008	1.23	3.67
June	2008	1.18	3.91
July	2008	1.25	4.23
August	2008	1.11	3.60
September	2008	1.15	3.82
October	2008	0.52	1.40
November	2008	0.52	1.46
December	2008	0.54	0.95
January	2009	0.52	1.35
February	2009	0.50	1.30
March	2009	0.50	1.52
April	2009	0.50	1.36
May	2009	0.52	1.51
June	2009	0.64	1.56
July	2009	0.70	1.85
August	2009	0.64	1.52
September	2009	0.95	2.55
October	2009	0.80	2.07
November	2009	0.66	1.80
December	2009	0.88	2.17
  Prices on the last business day of the month.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will continue concentrating its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.

Autonomous City of Buenos Aires, March 5, 2010.

Juan Carlos Fronza
President